WESTERN COPPER AND GOLD CORPORATION

Suite 1200 - 1166 Alberni Street

Vancouver, British Columbia V6E 3Z3

Telephone:  (604) 684-9497
Facsimile:  (604) 669-2926

MANAGEMENT INFORMATION CIRCULAR

(As at May 6, 2024, except as indicated)

Western Copper and Gold Corporation ("Western" or the "Company") is providing this management information circular (the "Information Circular") and a form of proxy in connection with management's solicitation of proxies for use at the annual general and special meeting (the "Meeting") of shareholders of the Company to be held on June 27, 2024 and at any adjournments or postponements thereof. Unless the context otherwise requires, when we refer in this Information Circular to the Company, its subsidiaries are also included. The Company will conduct its solicitation by mail and officers and employees of the Company may, without receiving special compensation, also telephone or make other personal contact. The Company will pay the cost of solicitation.

Unless otherwise stated, all dollar amounts referenced herein are expressed in Canadian dollars.

APPOINTMENT OF PROXYHOLDER

The purpose of a proxy is to designate persons who will vote the proxy on a shareholder's behalf in accordance with the instructions given by the shareholder in the proxy. The persons whose names are printed in the enclosed form of proxy are officers or directors of the Company (the "Management Proxyholders").

A shareholder has the right to appoint a person other than a Management Proxyholder to represent the shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person's name in the blank space provided in the form of proxy or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a shareholder.

VOTING BY PROXY

Only registered shareholders as of May 6, 2024 or duly appointed proxyholders are permitted to vote at the Meeting. Common shares of the Company (the "Common Shares") represented by a properly executed proxy will be voted or be withheld from voting on each matter referred to in the Notice of Meeting in accordance with the instructions of the shareholder on any ballot that may be called for and, if the shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly.

If a shareholder does not specify a choice and the shareholder has appointed one of the Management Proxyholders as proxyholder, the Management Proxyholder will vote in favour of the matters specified in the Notice of Meeting and in favour of all other matters proposed by management at the Meeting.

The enclosed form of proxy also gives discretionary authority to the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

COMPLETION AND RETURN OF PROXY

Completed forms of proxy must be deposited at the office of the Company's registrar and transfer agent, Computershare Investor Services Inc. ("Computershare"), Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, using the methods set out in the form of proxy, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

NON-REGISTERED HOLDERS

Only shareholders whose names appear on the records of the Company as the registered holders of Common Shares or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" shareholders because the Common Shares they own are not registered in their names but instead registered in the name of a nominee such as a brokerage firm through which they purchased the Common Shares; bank, trust company, trustee or administrator of self-administered RRSPs, RRIFs, RESPs and similar plans; or clearing agency such as The Canadian Depository for Securities Limited (a "Nominee"). If you purchased your Common Shares through a broker, you are likely a non-registered holder.

In accordance with securities regulatory policy, the Company has distributed copies of the Meeting materials, being the Notice of Meeting, this Information Circular, the form of proxy and a notice (the "Notice-and-Access Notification") in the form required under the notice-and-access regime adopted by the Canadian Securities Administrators (see "Notice-and-Access" below), to the Nominees for distribution to non-registered holders.

Nominees are required to forward the Meeting materials to non-registered holders to seek their voting instructions in advance of the Meeting. Common Shares held by Nominees can only be voted in accordance with the instructions of the non-registered holder. The Nominees often have their own form of proxy mailing procedures and provide their own return instructions. If you wish to vote by proxy, you should carefully follow the instructions from the Nominee in order to ensure that your Common Shares are voted at the Meeting.

If you, as a non-registered holder, wish to vote at the Meeting in person, you should appoint yourself as proxyholder by writing your name in the space provided on the request for voting instructions or proxy provided by the Nominee and return the form to the Nominee in the envelope provided. Do not complete the voting section of the form as your vote will be taken at the Meeting.

Non-registered holders who have not objected to their Nominee disclosing certain ownership information about themselves to the Company are referred to as "non-objecting beneficial owners ("NOBOs"). Those non-registered holders who have objected to their Nominee disclosing ownership information about themselves to the Company are referred to as "objecting beneficial owners" ("OBOs").

The Company is not sending the Meeting materials directly to NOBOs in connection with the Meeting, but rather has distributed copies of the Meeting materials to the Nominees for distribution to NOBOs.

The Company intends to pay for Nominees to deliver the Meeting materials and Form 54-101F7 Request for Voting Instructions Made by Intermediary to OBOs.

NOTICE-AND-ACCESS

The Company is sending this Information Circular to shareholders using notice-and-access as permitted by National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer and NI 51-102 Continuous Disclosure Obligations. The Meeting materials, including this Information Circular, are available on the Company's website at https://www.westerncopperandgold.com/events/agm-2024/ and will remain on the website for at least one full year from the date that the Meeting materials are posted. The Meeting materials are also available under the Company's profile on SEDAR+ at www.sedarplus.ca.

The Company will not use procedures known as "stratification" in relation to its use of the notice-and-access provisions in relation to the Meeting. Stratification occurs when a reporting issuer using notice-and-access provides a paper copy of the relevant information circular to some, but not all, shareholders with the notice package in relation to the relevant meeting. Shareholders will receive a Notice-and-Access Notification and a form of proxy or voting instruction form and may choose to receive a printed paper copy of this Information Circular.

REVOCABILITY OF PROXY

Any registered shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a registered shareholder, his or her attorney authorized in writing or, if the registered shareholder is a corporation, a corporation under its corporate seal or by an officer or attorney thereof duly authorized, may revoke a proxy by instrument in writing, including a proxy bearing a later date. The instrument revoking the proxy must be deposited at the registered office of the Company, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting. Only registered shareholders have the right to revoke a proxy. Non-registered holders who wish to change their vote must, at least seven days before the Meeting, arrange for their respective Nominees to revoke the proxy on their behalf.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as set out herein, no person who has been a director or executive officer of the Company at any time since the beginning of the Company's last financial year, no proposed nominee of management of the Company for election as a director of the Company and no associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Company is authorized to issue an unlimited number of Common Shares without par value, of which 196,209,619 Common Shares are issued and outstanding as of May 6, 2024. Persons who are registered holders of Common Shares at the close of business on the record date of May 6, 2024 will be entitled to receive notice of, and vote at, the Meeting and will be entitled to one vote for each Common Share held.

To the knowledge of the directors and executive officers of the Company, no person beneficially owns, or controls or directs, directly or indirectly, Common Shares carrying 10% or more of the voting rights attached to the issued and outstanding Common Shares.

Strategic Investors

In connection with the strategic investment by Mitsubishi Materials Corporation ("Mitsubishi Materials") completed in April 2023, resulting in Mitsubishi Materials owing approximately 5.0% of the issued and outstanding Common Shares (Mitsubishi Materials currently owns approximately 4.1% of the issued and outstanding Common Shares), the Company and Mitsubishi Materials entered into an investor rights agreement whereby, subject to certain conditions, Mitsubishi Materials acquired certain rights until the earlier of (a) its ownership falling below 3.0%, and (b) the date that is 24 months following completion of the investment (the "Expiry Date"), including the right to appoint (a) one member to a Casino Project Technical and Sustainability Committee, and (b) the right to appoint the greater of one director of the Company or 17% of the number of directors (rounding to the nearest whole number), if Mitsubishi Materials' ownership increases to at least 12.5%.

Until the Expiry Date, Mitsubishi Materials also has the right to participate in future equity issuances to maintain its ownership in the Company and, in the event its ownership increases to 8.0%, will be provided with a one-time "demand registration right" and "piggy-back registration rights." Mitsubishi Materials will have the right of first negotiation, until the later of (a) its ownership falling below 3.0%, and (b) the date that is 24 months following completion of the investment, to offtake at least its proportionate share of minerals produced from the Casino Project. The Company and Mitsubishi Materials will negotiate in good faith new rights and restrictions attaching to its share ownership on the earlier of (a) 18 months following completion of the investment, and (b) Mitsubishi Materials' ownership reaching 12.5% or greater.

In connection with the strategic investment by Rio Tinto Canada Inc. ("Rio Tinto") completed in May 2021 and subsequent investment by Rio Tinto completed in December 2023, resulting in Rio Tinto owing approximately 9.7% of the issued and outstanding Common Shares, the Company and Rio Tinto entered into an amended and restated investor rights agreement whereby Rio Tinto has certain rights, including the right to appoint (a) one non-voting observer to attend all meetings of the board of directors of the Company (the "Board") until the earlier of (i) Rio Tinto's ownership falling below 5.0%, and (ii) June 12, 2025; and (b) one director of the Company, if Rio Tinto's ownership increases to at least 12.5% before June 12, 2025.

Rio Tinto also has (a) the right to participate in future equity issuances to maintain its ownership in the Company until the earlier of (i) Rio Tinto's ownership falling below 5.0%, and (ii) June 12, 2025; (b) a one-time "demand registration right" until the earlier of (i) Rio Tinto's ownership falling below 8.0%, and (ii) June 12, 2025; and (c) "piggy-back registration rights" until the earlier of (i) Rio Tinto's ownership falling below 8.0%, and (ii) June 12, 2025.

PARTICULARS OF MATTERS TO BE ACTED UPON

ELECTION OF DIRECTORS

The directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are elected or appointed. In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed.

The Board currently comprises four directors, however, the Board proposes to set the number of directors at seven and management of the Company proposes to nominate each of the following seven persons for election as a director. The proposed nominees in the list that follows are, in the opinion of the Company, well qualified to direct the Company's activities for the ensuing year and have confirmed their willingness to serve as directors, if elected.

Information concerning such persons, as furnished by the individual nominees, is set out in the table below. All nominees were elected to the Board at the annual general meeting of shareholders held in 2023, other than Sandeep Singh, Robert J. Chausse and Raymond Threlkeld who are proposed nominees.

Name, Jurisdiction of Residence and Position (1)	Present Principal Occupation, Business or Employment (1)	Date First Became a Director of the Company	Number of Common Shares Beneficially Owned, Controlled or Directed, Directly or Indirectly (2)
Bill (William) Williams (4) Director Massachusetts, USA	Professional economic geologist experienced in exploration and development of mining and oil & gas projects; director of Big Ridge Gold Corp.	November 2020	15,000
Tara Christie (3)(5) Director British Columbia, Canada	President and Chief Executive Officer of Banyan Gold Corp.	April 2019	37,000
Michael Vitton (3)(4)(5) Director Connecticut State, USA	Private investor and corporate director	June 2020	5,000,000
Klaus Zeitler (3)(4)(5) Director British Columbia, Canada	Executive Chairman of Amerigo Resources Ltd. and Lead Director of Rio2 Limited	May 2006	320,700
Sandeep Singh Chief Executive Officer and Director Nominee Ontario, Canada	Chief Executive Officer of the Company since February 2024; prior thereto, President and Chief Executive Officer of Osisko Gold Royalties from November 2020 to July 2023; prior thereto, investment banker and cofounder of Maxit Capital LP from 2014 to 2020	Nominee	2,222,222
Robert J. Chausse Director Nominee Ontario, Canada	Director of Revival Gold Inc. since December 2019; prior thereto, Chief Financial Officer of New Gold Inc. from November 2018 to January 2024	Nominee	Nil
Raymond Threlkeld Director Nominee Florida State, USA	Director of New Found Gold Corp. since October 2022; director of Calibre Mining Corp. from November 2018 to June 2024	Nominee	Nil

(1) The information as to country and province or state of residence, and principal occupation, not being within the knowledge of the Company, has been furnished by the respective nominees.

(2) Common Shares beneficially owned, controlled or directed, directly or indirectly, as at May 6, 2024 is based upon information obtained from the System for Electronic Disclosure by Insiders. Unless otherwise indicated, such Common Shares are held directly.

(3) Member of the Audit Committee.

(4) Member of the Compensation Committee.

(5) Member of the Corporate Governance and Nominating Committee.

Bill Williams, Ph.D., CPG

Dr. Williams is an economic geologist with over 40 years' experience that includes the exploration and development of mining and oil & gas projects as well as oversight of mining operations. Most recently, he served as the Interim CEO and Director of Detour Gold Corporation and was a Director and COO of Zinc One Resources Inc., with whom he led the team that made the discovery of the Mina Chica zinc-oxide deposit in the Bongará district, north-central Peru. He is the former CEO, President, and Director of Orvana Minerals Corp., prior to which he was a Vice President for Phelps Dodge Exploration overseeing activity in the Americas, which included the discovery of the Haquira porphyry copper deposit in Peru, and working on M & A opportunities. He holds a Ph.D. in Economic Geology from the University of Arizona and is a Certified Professional Geologist. He also serves as the Board Chair of Big Ridge Gold Corp. [TSXV:BRAU].

Tara Christie, B.A.Sc., M.A.Sc., P.Eng.

Ms. Christie has over 20 years' experience in the exploration and mining business. Ms. Christie is currently the President and CEO of Banyan Gold Corp. She was formerly the President of privately owned Gimlex Gold Mines Ltd. (2006-2016), one the Yukon's largest placer mining operations. Ms. Christie has been a board member of Constantine Metal Resources Ltd., Klondike Gold Corp., PDAC, AMEBC and other industry associations and was a founding board member of the Yukon Environmental and Socio-Economic Assessment Board (2004-2016). She is active in non-profits and charities, including being President of a registered charity "Every Student, Every Day" that works to improve attendance in Yukon schools. Ms. Christie has B.A.Sc. and M.A.Sc. degrees in Geotechnical Engineering from the University of British Columbia and is a registered professional engineer in BC and Yukon.

Michael Vitton

Mr. Vitton is the former Executive Managing Director, Head, US Equity Sales, Bank of Montreal Capital Markets (BMO Capital Markets) where he originated and placed more than USD $200 billion through public and secondary offerings and M&A transactions across all market sectors. In the metals and mining sector, Mr. Vitton has acted as seed investor, lead/co-lead underwriter or in a M&A capacity, in some of the most important deals in the sector including African Platinum Ltd., Arequipa Resources Ltd., Bema Gold Corp, Brancotte Resources, Comaplex Minerals Corp., Detour Gold Corp, Diamond Fields Resources Inc., Echo Bay Mines Ltd., Francisco Gold Corp., Franco-Nevada Corp., Gammon Gold Inc., Getchell Gold Corp., Golden Shamrock Mines Ltd., Guinor Resources Ltd., Hemlo Gold Mines Inc., Ivanhoe Mines Ltd., Meridian Gold Inc., MexGold Resources Inc., Minefinders Corporation Ltd., Moto Goldmines Ltd., New Gold Inc., Northern Orion Resources Inc., Osisko Mining Inc., Peru Copper Inc., Wheaton River Minerals Ltd., Randgold Resources Ltd., Rio Narcea Gold Mines Ltd., Skye Resources Inc., Semafo Inc., Sino Gold Mining Ltd., UrAsia Energy, UraMin Inc. among many others. Mr. Vitton was also the co-founder of MMX Minerals e Metalicos SA (Brazil) ("MMX") and LLX Logistica SA (Brazil). MMX sold Minas Rio and Amapa assets to Anglo American Corporation for USD $5.5 billion in cash in December 2008, returning USD $8.8 billion in cash or stock distributions to MMX shareholders, offering six times return from IPO in two and half years. LLX Logistica (Acu Port) was sold to EIG (Energy Infrastructure Group). Additionally, he co-founded Petro Rio SA, one of the largest independent Brazilian public oil and gas producers, producing over 35,000 bbls per day, with a current market capitalization of USD $4.0 billion.

Recently, Mr. Vitton acted as seed investor and capital markets advisor to Newmarket Gold Inc., which was sold to Kirkland Lake Gold Ltd. for $1.0 billion, combining to form a $2.4 billion company. Kirkland Lake Gold Ltd. was awarded 2018 Digger of the Year (Diggers and Dealers). He acted as investor and capital markets advisor to ASX-listed Gold Road Resources Ltd. (ASX: GOR), raising AUD $57 million, and bringing the Gruyere gold mine into production jointly with Gold Fields SA. Gold Road Resources Ltd. won the Diggers and Dealers award for best deal in 2017. He acted as investor and advisor to Cardinal Resources Ltd. in its acquisition by Shandong Gold Group for AUD $394 million. Mr. Vitton was an investor, director and special committee member of Premier Gold Mines Limited (TSX:PG), in its acquisition by Equinox Gold Corp. for $611.7 million and spin out of I-80 Gold. Mr. Vitton is a partner and member of P5 Infrastructure, operating in partnership with EQT Infrastructure/CMA CGM, where EQT Infrastructure/ P5 Infrastructure acquired 90% of Global Gateway South Terminal/ Fenix Marine Services, a deep sea terminal in Long Beach Harbor, CA. In January 2022, EQT Infrastructure/ P5 Infrastructure sold Global Gateway South/ Fenix Marine Services for USD $2.3 billion EV, returning 3x in four years. Mr. Vitton is a seed investor and advisor to Ensign Gold, acquired by Revival Gold Inc. Mr. Vitton is a shareholder and director of Western Copper and Gold Corporation. Mr. Vitton holds his securities licenses thru INTE Securities LLC. Mr. Vitton is a graduate of the University of Michigan Business School, former Seat Holder, NYSE, and former President, New York Society of Metals Analysts. He has invested and partnered with some of the largest sovereign fund, private equity funds, mutual and hedge funds. Mr. Vitton is focused on the energy, infrastructure, industrial and mining sectors.

Klaus Zeitler, Ph.D.

Dr. Zeitler was the founder and CEO of Inmet Mining Corporation from 1987 to 1996. Dr. Zeitler was Senior Vice President of Teck Cominco Limited from 1997 to 2002, and previously was on the board of directors of Teck Corp. from 1981 to 1997 and Cominco Limited from 1986 to 1996. Dr. Zeitler is currently a director and Executive Chairman of Amerigo Resources Ltd. [TSX:ARG] and Lead Director of Rio2 Limited [TSXV:RIO].

Sandeep Singh, B.Eng., MBA

Mr. Singh joined Western Copper and Gold as CEO in February 2024. He was previously the President and CEO of Osisko Gold Royalties where he led a successful turnaround of the company resulting in significant relative outperformance. For the 15 years prior, Mr. Singh was an investment banker focusing on the North American metals and mining sector with BMO Capital Markets, Dundee Securities, and ultimately co-founding Maxit Capital, a leading independent M&A firm. He has advised numerous mining companies on financing alternatives and strategic matters as well as having acted on some of the most complex and value-enhancing M&A transactions in the mining sector.

Mr. Singh holds a Bachelor of Mechanical Engineering degree from Concordia University and a Masters of Business Administration degree from Oxford University.

Robert J. Chausse, B.Comm., CA

Mr. Chausse is a proven leader with more than 25 years of international finance experience in mining who most recently served as CFO of New Gold Inc. Currently, he is a director of Revival Gold Inc. Previously, Mr. Chausse served as CFO of Richmont Mines Inc., CFO at Stornoway Diamonds (2016) and EVP & CFO of AuRico Gold (2013-15). His experience also includes VP of Finance, Operations and Projects for Kinross Gold (2009-13). He also served as CFO for Baffinland Iron Mines Corporation (2006-09) and held increasingly senior positions with Barrick Gold (1998 to 2006). Mr. Chausse is a Chartered Accountant and holds a Bachelor of Commerce degree from Toronto Metropolitan University (1990).

Raymond Threlkeld, B.Sc.(Geology)

Mr. Threlkeld is a seasoned mining professional with more than 30 years of experience in mineral exploration, mine operations and construction and executive management. Currently, he is a director of Calibre Mining Corp. (until June 12, 2024) and also a director of New Found Gold Corp. Most recently he was Chairman of Newmarket Gold and became a director of Kirkland Lake Gold upon the sale of Newmarket to Kirkland for $1 Billion. In addition, he was a Director of Northern Empire which was sold to Coeur Mining in 2018 for US$90 million. Mr. Threlkeld was President and CEO of Rainy River Resources which was developing the 4-million-ounce Rainy River gold deposit in Ontario. New Gold purchased Rainy River for $310 million in 2013. From 2006 to 2009 Mr. Threlkeld led the Western Goldfields team that acquired, developed, and put into operation the Mesquite Gold Mine in California prior to being purchased by New Gold for $314 million in 2009. From 1996 to 2004, Mr. Threlkeld held a variety of senior executive positions with Barrick Gold Corporation rising to the position of Vice President, Project Development. Among his accomplishments were the Pierina Mine in Peru, Bulyanhulu Mine in Tanzania, Veladero Mine in Argentina, Lagunas Norte Mine in Peru and the Cowel Mine in Australia. Mr. Threlkeld holds a B.Sc. degree in Geology from the University of Nevada.

Cease Trade Orders, Bankruptcies, Penalties and Sanctions

No proposed director:

a) is, as at the date of this Information Circular, or has been, within 10 years before the date of this Information Circular, a director, chief executive officer ("CEO"), or chief financial officer ("CFO") of any company (including the Company) that:

(i) was subject, while the proposed director was acting in the capacity of director, CEO or CFO, to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days; or

(ii) was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the proposed director ceased to be a director, CEO or CFO but which resulted from an event that occurred while the proposed director was acting as director, CEO, or CFO of such company; or

b) is, as at the date of this Information Circular, or has been, within 10 years before the date of this Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

c) has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director; or

d) has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

e) has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Majority Voting Policy

The Board has adopted a policy which requires, in an uncontested election of directors, that any nominee in respect of whom a greater number of votes "withheld" than votes "for" are validly cast must promptly submit his or her offer of resignation to the Board. The Company's Corporate Governance and Nominating Committee will consider such offer of resignation and will make a recommendation to the Board.

The Board will take formal action on the Corporate Governance and Nominating Committee's recommendation no later than 90 days following the date of the applicable shareholders' meeting and will announce its decision via press release. Absent exceptional circumstances, the Board will be expected to accept the resignation, which resignation will be effective on such date. If the Board declines to accept the resignation, it will include in the press release the reason(s) for its decision.

APPOINTMENT OF AUDITOR

PricewaterhouseCoopers LLP, Chartered Accountants, of Vancouver, British Columbia is the auditor of the Company. Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the re-appointment of PricewaterhouseCoopers LLP as the auditor of the Company to hold office for the ensuing year at remuneration to be fixed by the directors. PricewaterhouseCoopers LLP was first appointed in 2006.

APPROVAL OF UNALLOCATED OPTIONS UNDER STOCK OPTION PLAN

Background

The Company has adopted a 10% rolling stock option plan (the "Stock Option Plan"). The purpose of the Stock Option Plan is to secure for the Company and the Company's shareholders the benefits of incentives inherent in share ownership by directors, key employees and consultants of the Company who, in the judgement of the Board, will be largely responsible for its future growth and success. A description of the Stock Option Plan is set out under the heading "Statement of Executive Compensation - Stock Option Plan".

Pursuant to section 613 of the TSX Company Manual, unallocated options, rights or other entitlements under a security-based compensation arrangement which does not have a fixed maximum aggregate of securities issuable must be approved by a majority of the issuer's directors and by the issuer's security holders every three years.

When stock options are granted pursuant to the Stock Option Plan, Common Shares that are reserved for issuance pursuant to these outstanding unexercised stock options are considered "allocated" stock options by the Toronto Stock Exchange (the "TSX"). As the Stock Option Plan provides that the maximum number of Common Shares issuable from treasury by the Company under the Stock Option Plan, together with all of the Company's other previously established share compensation arrangements (i.e. the DSU Plan and the RSU Plan (each as defined below)), shall not exceed 10% (on a rolling basis) of the Company's issued and outstanding Common Shares from time to time, additional Common Shares may be issued by the Company under the Stock Option Plan which are not the subject of current unexercised stock option grants, and these are considered to be "unallocated" stock options by the TSX. The Stock Option Plan was last approved by Shareholders on June 17, 2021. Therefore, the Company is seeking shareholder approval for all of the unallocated stock options issuable pursuant to the Stock Option Plan at the Meeting. To be approved, the ordinary resolution requires the approval of a majority of the votes cast, in person or by proxy, at the Meeting.

As of the date of this Information Circular, there were 8,926,334 stock options outstanding under the Stock Option Plan. See below under "Securities Authorized for Issuance Under Equity Compensation Plans" for the percentage of the Company's issued and outstanding Common Shares reserved for issuance pursuant to outstanding stock options, DSUs and RSUs and the percentage of the Company's issued and outstanding Common Shares remaining unallocated and available for grant of stock options, DSUs and/or RSUs.

Approval by Shareholders of the Unallocated Stock Options

If approval of the unallocated stock options is obtained at the Meeting, the Company will not be required to seek further approval of the grant of unallocated options under the Stock Option Plan until the Company's 2027 annual and special shareholders' meeting (provided that such meeting is held on or prior to June 27, 2027). If approval is not obtained at the Meeting, any currently unallocated options under the Stock Option Plan will no longer be available for grant, and previously granted options will not be available for reallocation if they are cancelled or forfeited prior to exercise.

Unless the shareholder has specified in the accompanying form of proxy that his, her or its Common Shares are to be voted against the Unallocated Options Resolution (as defined below), the persons named in the accompanying form of proxy will vote the shares represented by such proxy FOR the Unallocated Options Resolution.

The Company requests that the Shareholders approve the unallocated stock options issuable pursuant to the Stock Option Plan. Accordingly, the shareholders will be asked at the Meeting to pass the following ordinary resolution (the "Unallocated Options Resolution"):

"BE IT RESOLVED, as an ordinary resolution of the Company's shareholders, that:

(a) all unallocated stock options issuable pursuant to the Stock Option Plan are hereby approved;

(b) the Company is hereby authorized to continue granting options under the Stock Option Plan until June 27, 2027, being three years from the date of the Meeting; and

(c) any director or officer of the Company is hereby authorized and directed on behalf of the Company to execute all documents and to do all such other acts and things as such director or officer may determine to be necessary or advisable to give effect to the foregoing resolutions."

The Board recommends that Shareholders vote FOR the Unallocated Options Resolution to approve the unallocated stock options issuable pursuant to the Stock Option Plan. Unless authority is withheld, the Management Proxyholders intend to vote FOR the Unallocated Options Resolution.

APPROVAL OF UNALLOCATED RIGHTS UNDER DEFERRED SHARE UNIT PLAN

Background

The Company has adopted a 10% rolling deferred share unit plan (the "DSU Plan"). The purpose of the DSU Plan is to secure for the Company and the Company's shareholders the benefits of incentives inherent in share ownership by directors of the Company who, in the judgement of the Board, will be largely responsible for its future growth and success. A description of the DSU Plan is set out under the heading "Statement of Executive Compensation - DSU Plan".

Pursuant to section 613 of the TSX Company Manual, unallocated options, rights or other entitlements under a security-based compensation arrangement which does not have a fixed maximum aggregate of securities issuable must be approved by a majority of the issuer's directors and by the issuer's security holders every three years.

When deferred share units ("DSUs") are granted pursuant to the DSU Plan, Common Shares that are reserved for issuance pursuant to these outstanding unvested DSUs are considered "allocated" rights by the TSX. As the DSU Plan provides that the maximum number of Common Shares issuable from treasury by the Company under the DSU Plan, together with all of the Company's other previously established share compensation arrangements (i.e. the Stock Option Plan and the DSU Plan (as defined below)), shall not exceed 10% (on a rolling basis) of the Company's issued and outstanding Common Shares from time to time, additional Common Shares may be issued by the Company under the DSU Plan which are not the subject of current unvested DSU grants, and these are considered to be "unallocated" rights by the TSX. The DSU Plan was first approved by Shareholders on June 17, 2021. Therefore, the Company is seeking shareholder approval for all of the unallocated rights issuable pursuant to the DSU Plan at the Meeting. To be approved, the ordinary resolution requires the approval of a majority of the votes cast, in person or by proxy, at the Meeting.

As of the date of this Information Circular, there were 472,600 DSUs outstanding under the DSU Plan. See below under "Securities Authorized for Issuance Under Equity Compensation Plans" for the percentage of the Company's issued and outstanding Common Shares reserved for issuance pursuant to outstanding stock options, DSUs and RSUs and the percentage of the Company's issued and outstanding Common Shares remaining unallocated and available for grant of stock options, DSUs and/or RSUs.

Approval by Shareholders of the Unallocated DSUs

If approval of the unallocated DSUs is obtained at the Meeting, the Company will not be required to seek further approval of the grant of unallocated DSUs under the DSU Plan until the Company's 2027 annual and special shareholders' meeting (provided that such meeting is held on or prior to June 27, 2027). If approval is not obtained at the Meeting, any currently unallocated DSUs under the DSU Plan will no longer be available for grant, and previously granted DSUs will not be available for reallocation if they are cancelled or forfeited prior to vesting and the issuance of the underlying Common Shares.

Unless the shareholder has specified in the accompanying form of proxy that his, her or its Common Shares are to be voted against the Unallocated DSUs Resolution (as defined below), the persons named in the accompanying form of proxy will vote the shares represented by such proxy FOR the Unallocated DSUs Resolution.

The Company requests that the Shareholders approve the unallocated DSUs issuable pursuant to the DSU Plan. Accordingly, the shareholders will be asked at the Meeting to pass the following ordinary resolution (the "Unallocated DSUs Resolution"):

"BE IT RESOLVED, as an ordinary resolution of the Company's shareholders, that:

(a) all unallocated DSUs issuable pursuant to the DSU Plan are hereby approved;

(b) the Company is hereby authorized to continue granting DSUs under the DSU Plan until June 27, 2027, being three years from the date of the Meeting; and

(c) any director or officer of the Company is hereby authorized and directed on behalf of the Company to execute all documents and to do all such other acts and things as such director or officer may determine to be necessary or advisable to give effect to the foregoing resolutions."

The Board recommends that Shareholders vote FOR the Unallocated DSUs Resolution to approve the unallocated DSUs issuable pursuant to the DSU Plan. Unless authority is withheld, the Management Proxyholders intend to vote FOR the Unallocated DSUs Resolution.

APPROVAL OF UNALLOCATED RIGHTS UNDER RESTRICTED SHARE UNIT PLAN

Background

The Company has adopted a 10% rolling restricted share unit plan (the "RSU Plan"). The purpose of the RSU Plan is to secure for the Company and the Company's shareholders the benefits of incentives inherent in share ownership by directors, key employees and consultants of the Company who, in the judgement of the Board, will be largely responsible for its future growth and success. A description of the RSU Plan is set out under the heading "Statement of Executive Compensation - RSU Plan".

Pursuant to section 613 of the TSX Company Manual, unallocated options, rights or other entitlements under a security-based compensation arrangement which does not have a fixed maximum aggregate of securities issuable must be approved by a majority of the issuer's directors and by the issuer's security holders every three years.

When restricted share units ("RSUs") are granted pursuant to the RSU Plan, Common Shares that are reserved for issuance pursuant to these outstanding unvested RSUs are considered "allocated" rights by the TSX. As the RSU Plan provides that the maximum number of Common Shares issuable from treasury by the Company under the RSU Plan, together with all of the Company's other previously established share compensation arrangements (i.e. the Stock Option Plan and the RSU Plan), shall not exceed 10% (on a rolling basis) of the Company's issued and outstanding Common Shares from time to time, additional Common Shares may be issued by the Company under the RSU Plan which are not the subject of current unvested RSU grants, and these are considered to be "unallocated" rights by the TSX. The RSU Plan was first approved by Shareholders on June 17, 2021. Therefore, the Company is seeking shareholder approval for all of the unallocated rights issuable pursuant to the RSU Plan at the Meeting. To be approved, the ordinary resolution requires the approval of a majority of the votes cast, in person or by proxy, at the Meeting.

As of the date of this Information Circular, there were 575,909 RSUs outstanding under the RSU Plan. See below under "Securities Authorized for Issuance Under Equity Compensation Plans" for the percentage of the Company's issued and outstanding Common Shares reserved for issuance pursuant to outstanding stock options, DSUs and RSUs and the percentage of the Company's issued and outstanding Common Shares remaining unallocated and available for grant of stock options, DSUs and/or RSUs.

Approval by Shareholders of the Unallocated RSUs

If approval of the unallocated RSUs is obtained at the Meeting, the Company will not be required to seek further approval of the grant of unallocated RSUs under the RSU Plan until the Company's 2027 annual and special shareholders' meeting (provided that such meeting is held on or prior to June 27, 2027). If approval is not obtained at the Meeting, any currently unallocated RSUs under the RSU Plan will no longer be available for grant, and previously granted RSUs will not be available for reallocation if they are cancelled or forfeited prior to vesting and the issuance of the underlying Common Shares.

Unless the shareholder has specified in the accompanying form of proxy that his, her or its Common Shares are to be voted against the Unallocated RSUs Resolution (as defined below), the persons named in the accompanying form of proxy will vote the shares represented by such proxy FOR the Unallocated RSUs Resolution.

The Company requests that the Shareholders approve the unallocated RSUs issuable pursuant to the RSU Plan. Accordingly, the shareholders will be asked at the Meeting to pass the following ordinary resolution (the "Unallocated RSUs Resolution"):

"BE IT RESOLVED, as an ordinary resolution of the Company's shareholders, that:

(a) all unallocated RSUs issuable pursuant to the RSU Plan are hereby approved;

(b) the Company is hereby authorized to continue granting RSUs under the RSU Plan until June 27, 2027, being three years from the date of the Meeting; and

(c) any director or officer of the Company is hereby authorized and directed on behalf of the Company to execute all documents and to do all such other acts and things as such director or officer may determine to be necessary or advisable to give effect to the foregoing resolutions."

The Board recommends that Shareholders vote FOR the Unallocated RSUs Resolution to approve the unallocated RSUs issuable pursuant to the RSU Plan. Unless authority is withheld, the Management Proxyholders intend to vote FOR the Unallocated RSUs Resolution.

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

Western is an exploration and development company directly engaged in advancing its Casino Project to production. The Casino deposit holds significant copper, gold, and molybdenum resources. It is located in Yukon, Canada.

The Company operates in an industry where there is a competitive environment for qualified individuals. To be successful, Western must offer compensation that is competitive with other companies of similar size and structure. Due to its small size and early stage of development (i.e. exploration and development), Western's process for determining executive compensation is relatively simple. The Company's compensation program is not based on specific criteria or formal objectives. The Board relies primarily on internal discussion to set salary levels and determine discretionary awards. The performance indicators used to assess executive officers are less structured than they might be in larger operating companies. The Board believes that this process is appropriate given the Company's size and stage of development.

Role of the Compensation Committee

The Compensation Committee is appointed by the Board to assist the Board in fulfilling its responsibility to shareholders by reviewing and providing recommendations to the Board relating to human resource and compensation issues, including benefit plans. To determine compensation payable, including stock options and other rights, the Compensation Committee relies on its knowledge of compensation levels of directors, CEOs, and other senior management positions of companies of similar size and stage of development in the mineral exploration industry. When setting compensation, the Compensation Committee's goal is to provide sufficient compensation to attract and retain directors and senior management while taking into account the financial and other resources of the Company.

The Compensation Committee is comprised of three independent directors who meet at least twice annually. One or more of these meetings may occur within regular Board meetings. Klaus Zeitler, the Chair of the Compensation Committee, has served on the committee since June 2007. Michael Vitton and Bill Williams were last appointed to the Compensation Committee on July 4, 2023. Each of these members has extensive experience in executive compensation through their current and previous roles as directors and/or officers of other companies. The Board believes that the Compensation Committee collectively has the knowledge, experience and background required to fulfill its mandate.

The members of the Compensation Committee have the following skills and experience that enable them to make decisions on the suitability of the Company's compensation policies and practices:

  Klaus Zeitler - Dr. Zeitler has significant experience managing mining and mineral exploration companies as an executive and as a director. In these roles, Dr. Zeitler has been responsible for the overall management of the companies, including the management of their human resources.
  Michael Vitton - Mr. Vitton has been a director of numerous publicly-traded mining and mineral exploration companies and held executive roles at investment banks. In these roles, he has gained significant experience, including overseeing the management of executive compensation and human resources.
  Bill Williams - Dr. Williams has been a director of various publicly-traded mining companies. He has considerable background in overseeing management of human resource and executive compensation.

Compensation Consultants

During and since the financial year ended December 31, 2023, no compensation consultant or advisor was retained to assist the Board or the Compensation Committee in determining compensation for any of the Company's directors or executive officers.

Role of the Executive Officers

The executive officers of the Company do not play a role in determining executive compensation. The Compensation Committee makes recommendations to the Board regarding executive officer base salary adjustments, bonuses, and stock-based compensation grants.

Objectives and Overview of the Compensation Program

The objective of the Company's compensation program is to attract, retain, and motivate performance of members of senior management of a quality and nature that will enhance the growth and overall long-term value of the Company.

The following executive compensation principles guide the Company's overall compensation:

  compensation levels should be sufficiently competitive to facilitate recruitment and retention of experienced high caliber executives in the competitive mining industry, while being fair and reasonable to shareholders;
  the compensation program should align executives' long-term financial interests with those of the Company's shareholders by providing equity-based incentives; and
  compensation should be transparent so that both executives and shareholders understand the executive compensation program.

Elements of Executive Compensation

During the financial year ended December 31, 2023, Western's executive compensation program consisted of the following elements:

  base salaries;
  bonuses;
  stock options;
  restricted share units; and
  other compensation, including perquisites such as medical benefits.

Western's strategy is to provide an overall competitive compensation package. The Company believes that to be competitive in its industry, an executive compensation package must consist of the above-noted elements. The specific rationale and design of each of these elements are outlined in detail below.

For the remainder of this Compensation Discussion and Analysis, the individuals included in the Summary Compensation Table, below, are referred to as the "Named Executive Officers" or "NEOs".

Base Salaries

Base salaries are a key element of the Company's compensation package because they are the first base measure for comparison relative to peer groups. Salaries are fixed and are used as the base to determine other elements of compensation and benefits.

The Board establishes salary levels based on what it determines to be competitive relative to the responsibilities associated with each position and its knowledge of comparable positions within the industry. No formal benchmarking is performed.

Bonuses

Bonuses are a variable element of compensation designed to reward the Named Executive Officers for contributing to the overall value of the Company. Bonuses are at the discretion of the Board. The Board determines bonus awards through internal discussion, taking into account the overall performance of each NEO during the year and general market conditions.

A total of $50,000 was awarded in bonuses to NEOs during the financial year ended December 31, 2023. The Company also awarded 29,341 restricted share units in lieu of a cash bonus during the financial year ended December 31, 2023. The Company awarded an aggregate of $351,200 bonuses to its NEOs during the financial year ended December 31, 2022.

Stock Options

Stock options are a variable and discretionary element of compensation intended to reward the NEOs for their contribution towards the Company's sustained growth and increases in the Company's share price.

The Stock Option Plan has been and will be used to provide stock options which are granted in consideration of the level of responsibility of the executive as well as his or her impact or contribution to the long-term operating performance of the Company. In determining the number of stock options to be granted to the Named Executive Officers, the Board takes into account the number of stock options, if any, previously granted to each Named Executive Officer, and the exercise price of any outstanding stock options to closely align the interests of the Named Executive Officers with the interests of shareholders and to ensure that such grants are in accordance with the policies of the TSX. The two-year vesting period of stock option awards ensures that executives have the incentive to increase the price of the Common Shares over a reasonable period of time.

The Company granted an aggregate of 122,000 stock options to its NEOs during the financial year ended December 31, 2023. The Company granted an aggregate of 1,834,000 stock options to its NEOs during the financial year ended December 31, 2022. Refer to the Summary Compensation Table herein for the value of stock options granted to the Named Executive Officers for the three most recently completed financial years of the Company.

Restricted Share Units

RSUs granted under the RSU Plan are a variable and discretionary element of security based compensation arrangements aimed to reward the NEOs for their contribution towards the Company's continuous development for the purpose of advancing the interests of the Company through the motivation, attraction and retention of the NEOs and to secure the benefits inherent in the ownership of Common Shares by the NEOs.

The Company granted an aggregate of 248,600 RSUs to its NEOs during the financial year ended December 31, 2023. The Company granted an aggregate of 288,523 RSUs to its NEOs during the financial year ended December 31, 2022. The RSUs will become Common Shares upon vesting on a one-for-one basis in consideration for past performance beginning with one-third vesting one year from the date of grant, one-third vesting eighteen months from the date of grant, and the final one-third vesting two years from the date of grant. Refer to the Summary Compensation Table herein for the value of RSUs granted to the Named Executive Officers for the most recently completed financial year of the Company.

Other Compensation/Perquisites

The Company's executive employee benefit program may include benefits such as life, medical, dental and disability insurance, and parking privileges. Such benefits and perquisites are designed to be competitive with equivalent positions in comparable organizations in Canada.

Compensation Risk

The Board and its committees have not conducted an evaluation of the implications of the risks associated with the Company's compensation policies and practices.

Hedging of Economic Risks in the Company's Securities

The Company has not adopted a policy to prohibit NEOs and directors from purchasing financial instruments, including prepaid variable forward contracts, equity swaps, collars, or units of exchange funds that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by any NEO or director.

Performance Graph

The following performance graph illustrates the Company's cumulative total shareholder return over the five most recently completed financial years compared to the return on a comparable investment in the S&P/TSX Composite Index, assuming an initial investment of $100.

The price of the Common Shares has been more volatile than the S&P/TSX Composite Index over the five year period ended December 31, 2023. A significant portion of NEO compensation is in the form of stock options. This form of compensation is tied directly to the price of the Common Shares. NEOs only realize compensation from stock options when the price of the Common Shares appreciates. Compensation from stock option exercises has fluctuated significantly depending on the price of the Common Shares at the time of exercise and the underlying stock option exercise price. Changes to NEO salaries are set out in the "Summary Compensation Table" below.

SUMMARY COMPENSATION TABLE

The following table (presented in accordance with Form 51-102F6 Statement of Executive Compensation) sets forth all annual and long-term compensation for services in all capacities to the Company for the three most recently completed financial years of the Company in respect of each Named Executive Officer.

Name and Principal Position	Year	Salary ($)	Share-based Awards (1) ($)	Option-based Awards (2) ($)	Non-Equity Incentive Plan Compensation ($)		Total Compensation ($)
					Annual Incentive Plans (3)	Long-term Incentive Plans
Paul West-Sells President and Former CEO	2023	360,000	355,828 (4)	54,792	Nil	Nil	770,620
	2022	360,000	224,700	475,866	113,400	Nil	1,173,966
	2021	290,000	221,112	146,250	150,000	Nil	807,362
Kenneth Engquist (5)(6) Former COO	2023	606,418 (7)	234,048	42,880	Nil	Nil	883,346
	2022	350,000	149,999	790,690	161,200	Nil	1,451,889
Varun Prasad CFO	2023	175,000	102,396	19,058	22,000	Nil	318,454
	2022	175,000	83,580	62,945	55,200	Nil	376,725
	2021	150,000	80,142	53,280	51,000	Nil	334,422
Cameron Brown (8)(9) Former VP Engineering	2023	53,808	148,612	26,999	Nil	Nil	229,419
	2022	221,837	105,210	152,747	57,200	Nil	536,994
	2021	152,850	83,916	55,500	66,000	Nil	358,266
Shena Shaw (10) VP, Environmental and Community Affairs	2023	185,000	123,808	23,028	28,000	Nil	359,836
	2022	185,000	30,870	8,393	65,200	Nil	289,463
	2021	46,250	Nil	185,000	19,000	Nil	250,250

(1) These amounts represent the value of RSUs granted to the respective Named Executive Officer measured as at the market value of Common Shares at the grant date.

(2) These amounts represent the value of stock options granted to the respective Named Executive Officer measured as at the grant date. The methodology used to calculate these amounts was the Black-Scholes model. This is consistent with the accounting values, including the key assumptions and estimates, used and described in the Company's financial statements. The dollar amount in this column represents the total value ascribed to the stock options at the time of original grant.

(3) Amounts earned were paid during the financial year to which they relate other than the financial year ended December 31, 2023, which was paid subsequent to the financial year ended December 31, 2023.

(4) Dr. West-Sells received 29,341 RSUs valued at $55,000 at the date of grant in lieu of a cash bonus for the financial year ended December 31, 2023.

(5) Mr. Engquist was appointed Chief Operating Officer on January 15, 2022.

(6) Mr. Engquist received a signing bonus of $100,000 upon commencement of his employment with the Company which is included in the Annual Incentive Plans column of the table.

(7) Mr. Engquist was terminated on October 25, 2023. He was awarded $311,119 in total severance per his employment agreement. Options and RSUs granted during the financial year ended December 31, 2023 were subsequently forfeited upon termination.

(8) Mr. Brown's annual salary under his employment contract was paid in U.S. dollars. His compensation shown above has been translated from U.S. to Canadian dollars in the same manner as used in preparing the Company's financial statements.

(9) Mr. Brown stepped down as VP, Engineering on June 30, 2023.

(10) Ms. Shaw was appointed VP, Environmental and Community Affairs on October 1, 2021.

INCENTIVE PLAN AWARDS

Outstanding Option-Based Awards and Share-Based Awards

The following table sets forth information concerning all awards outstanding under option-based and share-based incentive plans of the Company at the end of the most recently completed financial year, including awards granted before the most recently completed financial year to each of the Named Executive Officers.

Name	Option-based Awards					Share-based Awards
	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised in-the- money Options (1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested (2) ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Paul West-Sells	-	-	-	-	35,667	62,417	120,517
	-	-	-	-	141,900	Nil	Nil
	200,000	0.90	18-Jun-2024	170,000	-	-	-
	250,000	1.66	27-Jul-2025	22,500	-	-	-
	66,000	2.22	19-Jul-2026	Nil	-	-	-
	567,000	2.10	17-Feb-2027	Nil	-	-	-
	69,000	2.12	04-Jul-2028	Nil
Varun Prasad	-	-	-	-	13,267	23,217	Nil
	-	-	-	-	48,300	Nil	Nil
	125,000	0.90	18-Jun-2024	106,250	-	-	-
	175,000	1.66	27-Jul-2025	15,750	-	-	-
	24,000	2.22	19-Jul-2026	Nil	-	-	-
	75,000	2.10	17-Feb-2027	Nil	-	-	-
	24,000	2.12	04-Jul-2028	Nil

Name	Option-based Awards					Share-based Awards
	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised in-the- money Options (1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested (2) ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Shena Shaw					4,900	8,575	Nil
	-	-	-	-	58,400	Nil	Nil
	100,000	1.85	01-Oct-2026	Nil	-	-	-
	10,000	2.10	17-Feb-2027	Nil	-	-	-
	29,000	2.12	04-Jul-2028	Nil	-	-	-

(1) This amount is calculated based on the difference between the closing price of the Common Shares underlying the options on December 29, 2023, the last day of the most recently completed financial year, which was $1.75, and the exercise price of the options.

(2) The market value of the RSUs was calculated by multiplying the number of unvested RSUs by the closing price of the Common Shares on December 29, 2023, the last day of the most recently completed financial year, which was $1.75.

Value Vested or Earned During the Year

The value vested or earned during the most recently completed financial year of option-based and share-based incentive plan awards granted to Named Executive Officers are as follows:

Name	Option-Based Awards - Value Vested During the Year (1) ($)	Share-Based Awards - Value Vested During the Year ($)
Paul West-Sells	6,160	145,307
Varun Prasad	2,240	97,824
Shena Shaw	20,666	19,649

(1) This amount is calculated by obtaining the difference between the closing market price of the underlying Common Shares on the stock option vesting date and the exercise price of the options under the option-based award. If the exercise price of the options was greater than the closing market price on the vesting date, no value is ascribed to the options.

PENSION PLAN BENEFITS

The Company does not have a pension plan that provides for payments or benefits to the Named Executive Officers at, following or in connection with retirement.

TERMINATION AND CHANGE OF CONTROL BENEFITS

Other than as set forth below, the Company and its subsidiary have no contract, agreement, plan or arrangement that provides for payments to a Named Executive Officer following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change in control of the Company or a change in responsibilities of the NEO.

The Company has entered into an employment agreement with each of the Named Executive Officers. The following is a summary only and is qualified in its entirety by reference to the terms and conditions of the respective executive employment agreements and the applicable terms and conditions of the Stock Option Plan and the RSU Plan.

Termination Without Just Cause

Paul West-Sells, President

Upon termination of the employment agreement with Paul West-Sells by the Company without just cause, the Company will be required to pay him (a) an amount equal to two years of his base salary at that time (the "West-Sells Severance Period"), (b) a lump-sum bonus over the West-Sells Severance Period calculated based on the average bonus received by him in the two fiscal years prior to the year in which the Company provides notice of termination, and (c) a lump-sum bonus for the fiscal year in which the Company provides notice of termination, prorated to the termination date, to be calculated by the Board in good faith in accordance with the criteria applicable to the bonus in the fiscal year in which notification of termination occurs. In addition, following such termination, the Company's health and dental plans for management personnel (the "Benefits") will continue until the earlier of Dr. West-Sells obtaining alternate coverage under the terms of any new employment and the end of the West-Sells Severance Period, or, if such is not possible, the Company will pay him a sum equal to the premiums the Company would have contributed to maintain his health and dental plan coverage until the end of the West-Sells Severance Period. Any stock options held by him at the time of termination will fully vest, if not already vested, and will be exercisable by him following such termination until the earlier of their normal expiry under the terms of the plan under which they were granted and the West-Sells Severance Period.

Varun Prasad, Chief Financial Officer

Upon termination of the employment agreement with Varun Prasad by the Company without just cause, the Company will be required to pay him (a) an amount equal to six months of his base salary at that time plus an additional one month of base salary for every full year of service to the Company, calculated starting from May 16, 2011, to a maximum of 12 additional months of base salary, for a combined total maximum of 18 months of base salary (the "Prasad Severance Period"), (b) a lump-sum bonus over the Prasad Severance Period calculated based on the average bonus received by him in the two fiscal years prior to the year in which the Company provides notice of termination, prorated to reflect the duration of the Prasad Severance Period, and (c) a lump-sum bonus for the fiscal year in which the Company provides notice of termination, prorated to the termination date, to be calculated by the Board in good faith in accordance with the criteria applicable to the bonus in the fiscal year in which notification of termination occurs. In addition, following such termination, the Benefits will continue until the earlier of Mr. Prasad obtaining alternate coverage under the terms of any new employment and the end of the Prasad Severance Period, or, if such is not possible, the Company will pay him a sum equal to the premiums the Company would have contributed to maintain his health and dental plan coverage until the end of the Prasad Severance Period. Any stock options held by him at the time of termination will fully vest, if not already vested, and will be exercisable by him following such termination until the earlier of their normal expiry under the terms of the plan under which they were granted and the Prasad Severance Period.

Shena Shaw, VP, Environmental and Community Affairs

Upon termination of the employment agreement with Shena Shaw by the Company without just cause, the Company will be required to pay her (a) an amount equal to six months of her base salary at that time plus an additional one month of base salary for every full year of service to the Company, calculated starting from October 1, 2021, to a maximum of 12 additional months of base salary, for a combined total maximum of 18 months of base salary (the "Shaw Severance Period"), (b) a lump-sum bonus over the Shaw Severance Period calculated based on the average bonus received by her in the two fiscal years prior to the year in which the Company provides notice of termination, prorated to reflect the duration of the Shaw Severance Period, and (c) a lump-sum bonus for the fiscal year in which the Company provides notice of termination, prorated to the termination date, to be calculated by the Board in good faith in accordance with the criteria applicable to the bonus in the fiscal year in which notification of termination occurs. In addition, following such termination, the Benefits will continue until the earlier of Ms. Shaw obtaining alternate coverage under the terms of any new employment and the end of the Shaw Severance Period, or, if such is not possible, the Company will pay her a sum equal to the premiums the Company would have contributed to maintain her health and dental plan coverage until the end of the Shaw Severance Period. Any stock options held by her at the time of termination will fully vest, if not already vested, and will be exercisable by her following such termination until the earlier of their normal expiry under the terms of the plan under which they were granted and the Shaw Severance Period.

The following table provides details regarding the estimated incremental payments from the Company to each of the Named Executive Officers upon termination without cause assuming that the date of termination was December 31, 2023.

Name	Severance Period	Base Salary	Bonus Value	Benefits Obligation	Total Incremental Payment
Paul West-Sells President	24 months	$720,000	$168,404	$36,000	$924,404
Varun Prasad CFO	18 months	$262,250	$57,906	$17,000	$337,156
Shena Shaw VP, Environmental and Community Affairs	8 months	$123,336	$31,064	$7,000	$161,400

Change of Control

Each of Dr. West-Sells and Mr. Prasad have provisions in their respective employment agreements such that, if a Change of Control (as defined below) occurs and within the 12-month period immediately following the Change of Control he is terminated by the Company without just cause or he resigns (with one month's notice to the Company), then certain payments must be made by the Company to the affected NEO and any stock options held by him at the time of termination or resignation will fully vest, if not already vested, and will be exercisable by him following such termination or resignation until the earlier of their normal expiry under the terms of the plan under which they were granted and the respective severance periods.

Ms. Shaw has a similar provision in her employment agreements, however, her agreements provides that the Change of Control entitlement is only triggered if a Change of Control occurs and, within the 12-month period immediately following the Change of Control, her employment is terminated by the Company without just cause or she resigns for "Good Reason". "Good Reason" is defined in her employment agreements as: (i) any material adverse change or series of changes in title, responsibilities, authority status or reporting relationships; (ii) any material reduction in her base salary without written agreement; (iii) the Company relocating or reassigning her to a work location that is more than 100 kilometres from the City of Whitehorse, except for required travel on Company business to an extent substantively consistent with her duties; or (iv) the assignment of her employment agreement to any entity that does not expressly agree to assume all of the Company's obligations to her under her employment agreement.

In the event of a termination by the Company without just cause or the resignation of a NEO within the 12-month period immediately following a Change of Control (or in Ms. Shaw's case, her resignation for Good Reason), the West-Sells Severance Period increases to 36 months, whereas each of the Prasad Severance Period and the Shaw Severance Period increase to 24 months.

For the purposes of the employment agreements, a "Change of Control" means, in respect of the Company:

(a) if, as a result of or in connection with the election of directors, the people who were directors (or who were entitled under a contractual arrangement to be directors) of the Company before the election cease to constitute a majority of the Board, unless the directors have been nominated by management or approved by a majority of the previously serving directors;

(b) any transaction at any time and by whatever means pursuant to which any person or any group of two or more persons acting jointly or in concert as a single control group or any affiliate (other than a wholly-owned subsidiary of the Company or in connection with a reorganization of the Company) or any one or more directors thereof "beneficially owns" (as defined in the Securities Act (British Columbia)), directly or indirectly, or acquires the right to exercise control or direction over, voting securities of the Company representing more than 50% of the then issued and outstanding voting securities of the Company, as the case may be, in any manner whatsoever;

(c) the sale, assignment, lease or other transfer or disposition of more than 50% of the assets of the Company to a person or any group of two or more persons acting jointly or in concert (other than a wholly-owned subsidiary of the Company or in connection with a reorganization of the Company); or

(d) the occurrence of a transaction requiring approval of the Company's shareholders whereby the Company is acquired through consolidation, merger, exchange of securities involving all of the Company's voting securities, purchase of assets, amalgamation, statutory arrangement or otherwise by any person or any group of two or more persons acting jointly or in concert (other than a short-form amalgamation of the Company or an exchange of securities with a wholly-owned subsidiary of the Company or a reorganization of the Company).

The following table provides details regarding the estimated incremental payments from the Company to each of the Named Executive Officers upon a Change of Control assuming that a Change of Control occurred on December 31, 2023.

Name	Severance Period	Base Salary	Bonus Value	Benefits Obligation	Total Incremental Payment
Paul West-Sells President	36 months	$1,080,000	$252,612	$54,000	$1,386,612
Varun Prasad CFO	24 months	$350,000	$77,208	$24,000	$451,208
Shena Shaw VP, Environmental and Community Affairs	24 months	$370,000	$93,192	$24,000	$487,192

The accelerated value of the aforementioned NEO's existing stock options and RSUs as of December 31, 2023 is detailed under "Incentive Plan Awards - Outstanding Option-Based Awards and Share-Based Awards" above.

DIRECTOR COMPENSATION

Standard Compensation Arrangements

The following fees are payable to the Company's directors:

Annual Director Retainer	$34,500
Audit Committee Chair	$7,000
Audit Committee Member	$3,500
Compensation Committee Chair	$5,000
Compensation Committee Member	$3,500
Corporate Governance and Nominating Committee Chair	$5,000
Corporate Governance and Nominating Committee Member	$3,500

Director fees payable to the Interim Chairman are doubled.

In August 2021, the Board formed a special committee (the "Special Committee") comprised of Michael Vitton (Chair), Bill Williams and former director Kenneth Williamson to consider strategic business matters. In addition to the Board fees, the Special Committee members each receive an annual retainer of $20,000, paid quarterly, and meeting fees of $1,000 per meeting attended.

The following table sets forth all amounts of compensation provided to each director for the Company's most recently completed financial year:

Director	Fees Earned ($)	Share-Based Awards (1) ($)	Option-Based Awards ($)	All Other Compensation ($)	Total ($)
Bill Williams (2)	113,375	64,236	Nil	Nil	177,611
Kenneth Williamson	163,000	135,892	Nil	Nil	298,892
Tara Christie	41,500	43,460	Nil	Nil	84,960
Michael Vitton	115,000	65,932	Nil	Nil	180,932
Klaus Zeitler	43,000	44,944	Nil	Nil	87,944

(1) These amounts represent the value of DSUs granted to the respective directors measured as at the market value of the Common Shares at the grant date.

(2) In addition to director fees, the Company paid US$19,102 to Mr. Williams for geological consulting services.

INCENTIVE PLAN AWARDS

Outstanding Option-Based and Share-Based Awards

Non-executive directors are also eligible to receive stock options under the Stock Option Plan. The purpose of granting such options is to assist the Company in attracting, compensating, retaining, and motivating the directors of the Company and to closely align the personal interests of such persons to that of the shareholders. During the financial year ended December 31, 2023, the Company did not grant stock options to its directors.

The Company implemented the DSU Plan for non-employee directors effective June 17, 2021. See below under "Deferred Share Unit Plan" for further details. The Company granted an aggregate of 167,200 DSUs to directors during the financial year ended December 31, 2023.

The following table sets forth information concerning all awards outstanding under option-based and share-based incentive plans of the Company at the end of the most recently completed financial year, including awards granted before the most recently completed financial year to each of the directors:

	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiry Date	Value of Unexercised in-the-money Options (1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed (2)(3) ($)
Bill Williams	-	-	-	-	Nil	Nil	140,350
	200,000	1.41	09-Nov-2025	68,000	-	-	-
	50,000	2.10	17-Feb-2027	Nil	-	-	-
Tara Christie	-	-	-	-	Nil	Nil	118,825
	200,000	0.75	23-Apr-2024	200,000	-	-	-
	100,000	0.90	18-Jun-2024	85,000	-	-	-
	125,000	1.66	27-Jul-2025	11,250	-	-	-
	50,000	2.10	17-Feb-2027	0	-	-	-
Michael Vitton	-	-	-	-	Nil	Nil	144,550
	200,000	1.11	11-Jun-2025	128,000	-	-	-
	125,000	1.66	27-Jul-2025	11,250	-	-	-
	50,000	2.10	17-Feb-2027	Nil	-	-	-
Klaus Zeitler	-	-	-	-	Nil	Nil	122,850
	100,000	0.90	18-Jun-2024	85,000	-	-	-
	125,000	1.66	27-Jul-2025	11,250	-	-	-
	50,000	2.10	17-Feb-2027	Nil	-	-	-

(1) This amount is calculated based on the difference between the closing price of the Common Shares underlying the options on December 29, 2023, the last day of the most recently completed financial year, which was $1.75, and the exercise price of the options.

(2) Includes value of DSUs which have been granted to each director under the DSU Plan for services performed for the financial year ended December 31, 2023, calculated based on the $1.75 closing price of the Common Shares on the TSX on December 29, 2023.

(3) The DSUs have no exercise price. The DSUs vest immediately upon grant but are not redeemable until the director leaves the Board. Upon leaving the Board, the director is entitled to be paid cash consideration equal to the closing price of the Common Shares on the TSX times the number of DSUs held.

Value Vested or Earned During The Year

DSUs granted to the directors of the Company vest immediately upon grant but are not redeemable until the date on which the director ceases to provide services to the Company.

The value vested or earned during the most recently completed financial year of option-based and share-based incentive plan awards granted to directors are as follows:

Director	Option-Based Awards - Value Vested During The Year (1) ($)	Share-Based Awards - Value Vested During the Year (2) ($)
Bill Williams	Nil	Nil
Kenneth Williamson	Nil	Nil
Tara Christie	Nil	Nil
Michael Vitton	Nil	Nil
Klaus Zeitler	Nil	Nil

(1) This amount is calculated by obtaining the difference between the market price of the underlying Common Shares on the stock option vesting date and the exercise price of the options under the option-based award. If the exercise price of the options was greater than the market price on the vesting date, no value is ascribed to options.

(2) These figures represent the total value vested in the DSUs held by the directors during the financial year ended December 31, 2023. Fair value of the DSUs were calculated by multiplying the number of granted DSUs by the market value of the underlying shares on the grant date.

EQUITY COMPENSATION PLANS

Stock Option Plan

The Stock Option Plan was last approved by shareholders on June 17, 2021. As required by the rules of the TSX, the Stock Option Plan is being put before shareholders for approval of unallocated options thereunder. See "Particulars of Matters to be Acted Upon - Approval of Unallocated Options Under Stock Option Plan."

The purpose of the Stock Option Plan is to attract and motivate directors, officers, employees of, and service providers to, the Company and its subsidiaries (collectively, the "Optionees") and thereby advance the Company's interests by affording such persons with an opportunity to acquire an equity interest in the Company through stock options.

The Stock Option Plan authorizes the Board (or Compensation Committee) to grant stock options to the Optionees on the following terms:

1. The number of Common Shares subject to stock options is determined by the Board (or the Compensation Committee) provided that the Stock Option Plan, together with all other previously established or proposed share compensation arrangements, may not result in:

a. the number of Common Shares issuable to insiders exceeding 10% of the Common Shares then outstanding;

b. the number of Common Shares issued to insiders within a one year period exceeding 10% of the Common Shares then outstanding;

c. the number of Common Shares issued to any one insider and such insider's associates pursuant to the exercise of stock options within a one year period exceeding 5% of the Common Shares then outstanding; and

d. the number of Common Shares reserved for issuance to any one Optionee exceeding 5% of the Common Shares then outstanding.

2. The outstanding issue is determined on the basis of the number of Common Shares outstanding immediately prior to any share issuance, excluding Common Shares issued pursuant to share compensation arrangements over the preceding one-year period.

3. The maximum number of Common Shares which may be issued pursuant to stock options granted under the Stock Option Plan, unless otherwise approved by shareholders, is 10% of the issued and outstanding Common Shares at the time of the grant. Any increase in the issued and outstanding Common Shares will result in an increase in the available number of Common Shares issuable under the Stock Option Plan, and any exercises of stock options will make new grants available under the Stock Option Plan.

4. The Stock Option Plan must be approved and ratified by shareholders every three years.

5. The exercise price of a stock option may not be set at less than the closing price of the Common Shares on the TSX on the trading day immediately preceding the date of grant of the option. The exercise price of each stock option is set by the Board and is typically based on the market price of the Common Shares or a premium thereon which the Board considers appropriate in the circumstances.

6. The stock options may be exercisable for a period of up to ten years, such period and any vesting schedule to be determined by the Board (or Compensation Committee). The expiry date of a stock option is the later of:

a. a specified expiry date; and

b. where a black-out period is self-imposed by the Company and the specified expiry date falls within, or immediately after, the black-out period, the date that is 10 business days after the black-out period is lifted.

Should a stock option expire immediately after a black-out period self-imposed by the Company, the black-out expiration term of 10 business days will be reduced by the number of days between the option expiry date and the end of the black-out period.

7. Stock options are non-assignable other than pursuant to a will or by the laws of descent and distribution.

8. Stock options can be exercised by the Optionee as long as the Optionee is a director, officer, employee or service provider to the Company or its subsidiaries.

a. If an individual ceases to be an Optionee for any reason other than for cause or by virtue of death, any Stock option held by such Optionee shall remain exercisable for a period of 30 days after the date on which the Optionee ceases to be a Participant (as defined in the Stock Option Plan) or until the original expiry date of the stock option, whichever is sooner, and then only to the extent that such Optionee was entitled to exercise the stock options at such time, subject to the provisions of any employment contract.

b. If an individual ceases to be an Optionee for cause, no stock option held by such Optionee shall be exercisable following the termination date.

c. If an Optionee dies, any stock option held by such Optionee at the date of death shall be exercisable by the person or persons to whom the rights of the Optionee shall pass by the will of the Optionee or the laws of descent and distribution for a period of one year after the date of death of the Optionee or the original expiry date, whichever is sooner, and then only to the extent that such Optionee was entitled to exercise the stock option at the date of death, subject to the provisions of any employment contract.

9. On the receipt of a takeover bid, issuer bid, going private transaction or change of control, any unvested stock options shall be immediately exercisable.

10. The directors of the Company may from time to time in their absolute discretion amend, modify and change the provisions of a stock option or the Stock Option Plan without obtaining approval of shareholders to:

a. make amendments of a "housekeeping" nature;

b. change the vesting provisions of a stock option or the Stock Option Plan;

c. change the termination provisions of a stock option or the Stock Option Plan which does not entail an extension beyond the original expiry date of a stock option or the Stock Option Plan; and

d. implement a cashless exercise feature, payable in cash or securities, provided that such feature provides for a full deduction of the number of Common Shares from the number of Common Shares reserved under the Stock Option Plan.

11. All amendments to the Stock Option Plan, other than those set out in item 10 above, are subject to shareholder approval.

Deferred Share Unit Plan

The DSU Plan was first approved by shareholders on June 17, 2021. As required by the rules of the TSX, the DSU Plan is being put before shareholders for approval of unallocated rights thereunder. See "Particulars of Matters to be Acted Upon - Approval of Unallocated Rights Under Deferred Unit Plan."

The purpose of the DSU Plan is to strengthen the alignment of interests between the Company's non-employee directors ("Eligible Directors") and the Company's shareholders by linking a portion or all of the annual director compensation to the future value of the Common Shares. In addition, the DSU Plan is intended to advance the interests of the Company through the attraction, retention and motivation of directors of the Company, it being generally recognized that deferred share unit plans aid in attracting, retaining and motivating director commitment and performance due to the opportunity offered to them to receive compensation in line with the value of a company's shares.

The DSU Plan is administered by the Board or a committee of the Board and such committee has full discretionary authority to administer the DSU Plan, including the authority to interpret and construe any provision of the DSU Plan and to adopt, amend and rescind such rules and regulations for administering the DSU Plan as such committee may deem necessary in order to comply with the requirements of the DSU Plan.

Deferred share units ("DSUs") may be granted (i) at any time on a discretionary basis, or (ii) quarterly in lieu of a portion of the annual compensation payable to Eligible Directors, excluding amounts received as reimbursement for expenses incurred in attending meetings of the Board (the "Director's Remuneration"). Eligible Directors to which DSUs have been issued are referred to herein as "DSU Participants".

The committee will grant and issue to each Eligible Director on each issue date, as determined by the committee (a "DSU Issue Date"), the aggregate of:

(a) that number of DSUs having a value (such value being the "Mandatory Entitlement") equal to the percentage or portion of the Director's Remuneration payable to such Eligible Director for the current quarter as determined by the Board at the time of determination of the Director's Remuneration; and

(b) that number of DSUs having a value (such value being the "Elective Entitlement") equal to the percentage or portion of the Director's Remuneration which is not payable to such Eligible Director for the current quarter pursuant to paragraph (a) as determined by the Eligible Director.

The aggregate number of DSUs under paragraphs (a) and (b) will be calculated based on the sum of an Eligible Director's Mandatory Entitlement and Elective Entitlement (collectively, the "Entitlement") and the number of DSUs to be granted to an Eligible Director will be determined by dividing the Entitlement by the Market Value (as defined in the DSU Plan) on the business day immediately preceding the DSU Issue Date.

Each vested DSU held by a DSU Participant who ceases to be an Eligible Director will be redeemed by the Company on the relevant date the DSU Participant ceases to be an Eligible Director (the "Separation Date") for, subject to adjustments in certain events, the issuance of one Common Share for each DSU, or a cash payment by the Company equal to the Market Value (as defined in the DSU Plan) of a Common Share on the Separation Date in the sole discretion of the Company, to be made to the DSU Participant on such date as the Company determines not later than 60 days after the Separation Date.

An Eligible Director will have the right to elect in each calendar year the manner in which the Eligible Director wishes to receive the Director's Remuneration (i.e. the Elective Entitlement), other than the portion fixed by the Board (i.e. the Mandatory Entitlement) in accordance with paragraph (a) (whether in cash, DSUs or a combination thereof) by completing an election form: (i) in the case of a current director, by December 31 of such calendar year with such election to apply in respect of the following calendar year; or (ii) in the case of a new director, within 30 days after the director's first election or appointment to the Board with such election to apply in respect of the calendar year in which such director was elected or appointed to the Board. The Board may, from time to time, set such limits on the manner in which DSU Participants may receive their Director's Remuneration and every election made by a DSU Participant is subject to such limits once they are set.

The Eligible Director will be entitled to select a date to receive settlement for all or a portion of his or her DSUs on any date following the Separation Date (the "Settlement Date"), but no later than December 15 of the calendar year following such Separation Date (the "Outside Settlement Date"). Such settlement election must be made by completing a redemption notice. On the Settlement Date, Western can either: (a) deliver the payment in respect of the number of DSUs to be settled on the Settlement Date in the form of Common Shares; (b) pay a lump sum cash payment in respect of the number of DSUs to be settled on the Settlement Date; or (c) any combination of the foregoing. The default, in the absence of a redemption notice being delivered, is that the Settlement Date will be December 15 of the calendar year following the Separation Date.

The maximum number of Common Shares issuable from treasury by the Company under the DSU Plan, together with all of the Company's other security based compensation arrangements (i.e. the Stock Option Plan and the RSU Plan), is 10% (on a rolling basis) of the Company's issued and outstanding Common Shares from time to time. The maximum number of Common Shares issuable to insiders, at any time, under the DSU Plan, together with any other security based compensation arrangements of the Company, is 10% of the Common Shares then issued and outstanding. The maximum number of Common Shares issued to insiders, within any one-year period, under the DSU Plan, together with any other security based compensation arrangements of the Company, is 10% of the Common Shares then issued and outstanding.

The maximum value of DSUs which may be granted to each Eligible Director, together with all security based compensation arrangements of the Company, shall not exceed $150,000 in any one-year period, other than any DSUs or other securities granted to a non-employee director that is granted in lieu of any director cash fee.

DSUs are not assignable or transferable.

In the event that a dividend (other than a stock dividend) is declared and paid by the Company on the Common Shares, a DSU Participant will be credited with additional DSUs in accordance with the DSU Plan. In such case, the number of additional DSUs will be equal to the aggregate amount of dividends that would have been paid to the participant if the DSUs in the participant's account on the record date had been Common Shares divided by the Market Value (as defined in the DSU Plan) on the date on which dividends were paid by the Company.

The Board may, from time to time, in its discretion (without shareholder approval) amend, modify and change the provisions of the DSU Plan, except however that any amendment, modification or change to the provisions of the DSU Plan which would:

(a) increase the number of Common Shares or maximum percentage of Common Shares which may be issued pursuant to the DSU Plan, other than as a result of anti-dilution provisions;

(b) reduce the range of amendments requiring shareholder approval contemplated in the DSU Plan;

(c) permit DSUs to be transferred other than for normal estate settlement purposes;

(d) change insider participation limits which would result in shareholder approval to be required on a disinterested basis; or

(e) increase the non-employee director participation limits,

will only be effective upon such amendment, modification or change being approved by the shareholders of the Company. In addition, any such amendment, modification or change of any provision of the DSU Plan will be subject to the approval, if required, by any regulatory authority having jurisdiction over the securities of the Company.

Restricted Share Unit Plan

The RSU Plan was first approved by shareholders on June 17, 2021. As required by the rules of the TSX, the RSU Plan is being put before shareholders for approval of unallocated rights thereunder. See "Particulars of Matters to be Acted Upon - Approval of Unallocated Rights Under Restricted Share Unit Plan."

The purpose of the RSU Plan is to advance the interests of the Company through the attraction, retention and motivation of officers, employees, consultants and directors of the Company and to secure for the Company and the shareholders of the Company the benefits inherent in the ownership of Common Shares by key officers, employees, consultants and directors of the Company, it being generally recognized that restricted share plans aid in attracting, retaining and motivating officers, employees, consultants and directors due to the opportunity offered to them to acquire a proprietary interest a company's shares.

The RSU Plan is administered by the Board or a committee of the Board and such committee has full authority to administer the RSU Plan, including the authority to interpret and construe any provision of the RSU Plan and to adopt, amend and rescind such rules and regulations for administering the RSU Plan as such committee may deem necessary in order to comply with the requirements of the RSU Plan.

Under the RSU Plan, eligible participants will be issued RSUs from time to time that each represent the right to receive, subject to adjustments in certain circumstances, one Common Share in consideration for past performance upon expiry of an applicable restricted period. Each grant of RSUs will be reflected in a letter agreement that sets out the applicable restricted period (i.e. vesting period) for those RSUs, as determined by the committee; provided, however, that in no event shall the expiry date of the restricted period and settlement of RSUs be later than December 15 of the third calendar year following the calendar year in which the services were performed in respect of the corresponding RSUs granted or such later date as may be permitted under paragraph (k) of the definition of "salary deferral arrangement" in subsection 248(1) of the Income Tax Act (Canada), as amended from time to time, or other applicable provisions thereof, so as to ensure that the Plan is not considered to be a "salary deferral arrangement" for purposes of the Income Tax Act (Canada).

RSUs may be satisfied by the issuance of Common Shares from treasury or by the payment of cash equal to the Market Value (as defined in the RSU Plan). In circumstances where the insider participation limits have been exceeded, the Company will pay to the relevant insider in cash.

The maximum number of Common Shares issuable from treasury by the Company under the RSU Plan, together with all of the Company's other security based compensation arrangements (i.e. the Stock Option Plan and the DSU Plan), is 10% (on a rolling basis) of the Company's issued and outstanding Common Shares from time to time. The maximum number of Common Shares issuable to insiders, at any time, under the RSU Plan, together with any other security based compensation arrangements of the Company, is 10% of the Common Shares then issued and outstanding. The maximum number of Common Shares issued to insiders, within any one-year period, under the RSU Plan, together with any other security based compensation arrangements of the Company, is 10% of the Common Shares then issued and outstanding.

The maximum value of RSUs which may be granted to a non-employee director, together with all security based compensation arrangements of the Company, shall not exceed $150,000 in any one-year period, other than any RSUs or other securities granted to a non-employee director that is granted in lieu of any director cash fee.

Upon the termination or resignation of an eligible participant, RSUs of the participant that were subject to a restricted period would terminate without settlement for Common Shares, except as explicitly provided otherwise by the committee. In the event of death or disability, a participant's RSUs will automatically vest.

In the event of (i) a change of control (as defined in the RSU Plan), and (ii) within 12 months of such change of control the participant is terminated or otherwise subject to a Triggering Event (as defined in the RSU Plan), then all RSUs outstanding of such participant shall immediately vest on the date of such termination/resignation notwithstanding the restricted period.

RSUs are not assignable or transferable.

In the event that a cash dividend is paid to shareholders of the Company on the Common Shares while an RSU is outstanding, the committee may, in its sole discretion, elect to credit each participant with additional RSUs. In such case, the number of additional RSUs will be equal to the aggregate amount of dividends that would have been paid to the participant if the RSUs in the participant's account on the record date had been Common Shares divided by the Market Value (as defined in the RSU Plan) on the date on which dividends were paid by the Company.

The Board may, from time to time, in its discretion (without shareholder approval) amend, modify and change the provisions of the RSU Plan, except however that any amendment, modification or change to the provisions of the RSU Plan which would:

(a) increase the number of Common Shares or maximum percentage of Common Shares which may be issued pursuant to the RSU Plan, other than as a result of anti-dilution provisions;

(b) reduce the range of amendments requiring shareholder approval contemplated in the RSU Plan;

(c) permit RSUs to be transferred other than for normal estate settlement purposes;

(d) change insider participation limits which would result in shareholder approval being required on a disinterested basis; and

(e) increase the non-employee director participation limits,

shall only be effective on such amendment, modification or change being approved by the shareholders of the Company. In addition, any such amendment, modification or change of any provision of the RSU Plan shall be subject to the approval, if required, by any stock exchange having jurisdiction over the securities of the Company.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table provides details of compensation plans under which equity securities of the Company are authorized for issuance as of December 31, 2023.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (1) (a)	Weighted average exercise price of outstanding options, warrants and rights (2) (b)	Number of securities remaining available for future issuance under equity compensation plans (i.e. excluding securities reflected in column (a)) (3) (c)
Equity compensation plans approved by security holders	Options: 6,714,334 DSUs: 472,600 RSUs: 631,576	$1.50 $2.12 $2.11	8,790,615
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	7,818,510		8,790,615

(1) Represents, as at December 31, 2023, the number of Common Shares available for issuance upon exercise of outstanding Stock Options under the Stock Option Plan and the number of Common Shares subject to issuance upon vesting of outstanding DSUs and RSUs.

(2) Represents the weighted-average exercise price in the case of outstanding Stock Options and the weighted-average grant date fair value in the case of outstanding DSUs and RSUs.

(3) Represents, as at December 31, 2023, the number of Common Shares remaining available for future issuance under Stock Options available for grant under the Stock Option Plan and the number of Common Shares remaining available for future issuance under DSUs or RSUs which may be granted under the DSU Plan or the RSU Plan, respectively. The maximum number of Common Shares issuable from treasury by the Company under the Stock Option Plan, the DSU Plan and the RSU Plan, collectively, is 10% (on a rolling basis) of the Company's issued and outstanding Common Shares from time to time.

As at May 6, 2024, the Company had 196,209,619 Common Shares issued and outstanding and, accordingly, a maximum of 19,620,961 Common Shares are available for issuance under the Stock Option Plan, the DSU Plan and the RSU Plan. As at May 6, 2024, there were 8,926,334 stock options outstanding under the Stock Option Plan, 472,600 DSUs outstanding under the DSU Plan and 575,909 RSUs outstanding under the RSU Plan, representing an aggregate of approximately 5.08% of the Company's issued and outstanding Common Shares. As at May 6, 2024, the Company can issue a further 9,646,118 awards by way of any combination of stock options, DSUs or RSUs, representing an aggregate of approximately 4.92% of the Company's issued and outstanding Common Shares.

In accordance with the policies of the TSX, the following table sets out the annual burn rate, calculated in accordance with section 613(p) of the TSX Company Manual, of the security based compensation arrangements for the three most recently completed financial years:

Security	Annual Burn Rate (1)
	2023	2022	2021
Stock Options	0.19%	1.44%	0.20%
DSUs	0.10%	0.09%	0.11%
RSUs	0.33%	0.24%	0.16%

(1) Annual burn rate is expressed as a percentage and is calculated by dividing the number of securities granted under the Stock Option Plan, the DSU Plan and the RSU Plan, as applicable, by the weighted average number of securities outstanding for the applicable fiscal year.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at May 6, 2024, there was no indebtedness outstanding of any current or former director, executive officer or employee of the Company or any of its subsidiaries which is owing to the Company or any of its subsidiaries or to another entity which indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries, entered into in connection with a purchase of securities or otherwise.

No individual who is, or at any time during the most recently completed financial year was, a director or executive officer of the Company, no proposed nominee for election as a director of the Company and no associate of such persons:

(i) is or at any time since the beginning of the most recently completed financial year has been, indebted to the Company or any of its subsidiaries; or

(ii) is indebted to another entity, which indebtedness is, or at any time since the beginning of the most recently completed financial year has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries, in relation to a securities purchase program or other program.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person or proposed director of the Company and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company's most recently completed financial year or in any proposed transaction, which in either such case has materially affected or would materially affect the Company or any of its subsidiaries.

MANAGEMENT CONTRACTS

No management function of the Company or any of its subsidiaries is performed to any substantial degree by a person other than the directors or executive officers of the Company or its subsidiaries.

OTHER MATTERS

Management of the Company is not aware of any other matter to come before the Meeting other than as set forth in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the Common Shares represented thereby in accordance with their best judgment on such matter.

AUDIT COMMITTEE

The Company's Audit Committee is governed by a written charter that sets out its mandate and its duties and responsibilities. A copy of the charter and the disclosure required by Multilateral Instrument 52-110 Audit Committees are contained in the Company's Annual Information Form ("AIF") dated March 28, 2024 for the financial year ended December 31, 2023, as a schedule thereto and under the heading "Audit Committee Information", respectively. The AIF is available under the Company's profile on SEDAR+ at www.sedarplus.ca.

The members of the Audit Committee are Michael Vitton (Chairman), Tara Christie and Klaus Zeitler, all of whom are independent.

CORPORATE GOVERNANCE DISCLOSURE

National Instrument 58-201 Corporate Governance Guidelines establishes corporate governance guidelines which apply to all public companies. The Company has reviewed its own corporate governance practices in light of these guidelines and, as prescribed by National Instrument 58-101 Disclosure of Corporate Governance Practices ("NI 58-101"), discloses its corporate governance practices in Schedule A, attached to this Information Circular.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR+ at www.sedarplus.ca and on the Company's website at www.westerncopperandgold.com. Comparative financial information is provided in the Company's audited annual consolidated financial statements and management discussion and analysis for the most recently completed financial year. Both of these documents are filed on SEDAR+.

Shareholders may contact the Company at 604-684-9497 or toll free at 1-888-966-9995 to request copies of the Company's financial statements and management discussion and analysis.

DIRECTORS' APPROVAL

The contents of this Information Circular and the sending thereof to the shareholders of the Company have been approved by the Board.

William C. Williams (signed)

William C. Williams

Interim Chairman and Director

Vancouver, British Columbia

May 6, 2024

SCHEDULE A
CORPORATE GOVERNANCE PRACTICES TABLE

The following table sets out the corporate governance practices of the Company with respect to National Instrument 58-101 - Disclosure of Corporate Governance Practices.

GOVERNANCE DISCLOSURE GUIDELINE UNDER FORM 58-101F1	WESTERN COPPER AND GOLD CORPORATION (the "Company")
1.

Board of Directors

(a) Disclose the identity of the directors who are independent.

(b) Disclose the identity of the directors who are not independent, and describe the basis for that determination.

(c) Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the Board does to facilitate its exercise of independent judgment in carrying out its responsibilities.

(d) If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identity both the director and the other issuer.

The board of directors of the Company (the "Board") considers that each of its directors are independent within the meaning of NI 58-101.

All Board members are independent.

The majority of the directors are independent. The Board is currently composed of four directors, four of whom are independent.

	Tara Christie	Banyan Gold Corp.

	Bill Williams	Big Ridge Gold Corp.

	Klaus Zeitler	Amerigo Resources Ltd. Rio2 Limited

	Robert Chausse	Revival Gold Inc.

	Raymond Threlkeld	Calibre Mining Corp. (until June 2024) New Found Gold Corp.

(e) Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer's most recently completed financial year. If the independent directors do not hold such meetings, describe what the Board does to facilitate open and candid discussion among its independent directors.

(f) Disclose whether or not the chair of the Board is an independent director. If the Board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the Board has neither a chair that is independent nor a lead director that is independent, describe what the Board does to provide leadership for its independent directors.

The independent directors do not have regularly scheduled meetings at which members of management are not in attendance. However, they have the opportunity to hold ad hoc meetings that are not attended by members of management and they avail themselves of this opportunity, at their entire discretion, whenever they deem necessary. No such meeting was held in 2023. However, independent directors periodically hold in-camera sessions during Board or committee meetings, at which members of management are not in attendance.

The interim chair of the Board, Bill Williams, is an independent director for the purposes of NI 58-101. The Company does not have a lead director. The independent directors are all experienced directors, fully versed in corporate governance issues, and have full discretion to meet independently to discuss matters in-camera as the circumstances may warrant.

The Board also provides leadership to its independent directors by promoting frank discussion inside and outside of formal Board meetings, by encouraging independent directors to bring forth agenda items, and by providing independent directors with access to senior management, outside advisors, and unfettered access to information regarding the Company's activities.

	(g) Disclose the attendance record of each director for all Board and committee meetings held since the beginning of the issuer's most recently completed financial year.	The attendance record of each director for all Board and committee meetings held during the financial year ended December 31, 2023 is as follows:
Board of Directors
		Bill Williams(1) (interim chair)	5 of 5
		Tara Christie	5 of 5
		Michael Vitton	5 of 5
		Klaus Zeitler	5 of 5
		Kenneth Williamson(1)	5 of 5

Audit Committee ("AC")
		Michael Vitton(2) (chair)	0 of 4
		Tara Christie	4 of 4
		Klaus Zeitler	4 of 4
		Kenneth Williamson(2)	4 of 4

Compensation Committee ("CC")
		Klaus Zeitler (chair)	2 of 2
		Michael Vitton	2 of 2
		Bill Williams	2 of 2
		Kenneth Williamson	2 of 2

Corporate Governance and Nominating Committee ("CG&NC")
		Michael Vitton (chair)	3 of 3
		Tara Christie	3 of 3
		Bill Williams(3)	3 of 3
		Klaus Zeitler(4)	0 of 3

Special Committee
		Michael Vitton (chair)	51 of 54
		Bill Williams	51 of 54
		Kenneth Williamson	33 of 54

(1) Mr. Williams became Interim Chairman on February 22, 2024 after Mr. Williamson's resignation from the Board.

(2) Mr. Vitton became an AC member on February 22, 2024 after Mr. Williamson's resignation from the Board.

(3) Mr. Williams ceased to be a member of CG&NC on April 1, 2024.

(4) Mr. Zeitler became a member of CG&NC on March 15, 2024.

2.	Board Mandate Disclose the text of the Board's written mandate. If the Board does not have a written mandate, describe how the Board delineates its role and responsibilities.

The Board has responsibility for the supervision and management of the Company's business. It has adopted a formal mandate setting out the Board's responsibilities.

The text of the Board mandate can be found on the Company's website: www.westerncopperandgold.com. It is also attached as Schedule B to the management information to which this Schedule A is attached.

3.

Position Descriptions

(a) Disclose whether or not the Board has developed written position descriptions for the chair and the chair of each Board committee. If the Board has not developed written position descriptions for the chair and/or the chairs of each Board committee, briefly describe how the Board delineates the role and responsibilities of each such position.

(b) Disclose whether or not the Board and CEO have developed a written position description for the CEO. If the Board and CEO have not developed such a position description, briefly describe how the Board delineates the role and responsibilities of the CEO.

Given the size of the Company, the Board does not believe that it is necessary to develop a formal written position description for the chair of the Board or the chair of each Board committee. The primary role of the chair of the Board and the chair of each committee is managing the affairs of the Board or respective committee, as applicable, including ensuring the Board or committee is properly organized, functions effectively, and meets its obligations and responsibilities as set out in its mandate.

The Board has adopted a formal written position description for the CEO. The CEO's duties and responsibilities are outlined in his employment agreement.

4.

Orientation and Continuing Education

(a) Briefly describe what measures the Board takes to orient new directors regarding: (i) the role of the Board, its committees and its directors; and (ii) the nature and operations of the issuer's business.

(b) Briefly describe what measures, if any, the Board takes to provide continuing education for its directors. If the Board does not provide continuing education, describe how the Board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

New Board members meet with the chair of the Board and relevant committee(s). They are also provided with technical reports, the Company's internal financial information, and access to management, technical experts, and consultants.

Board members are encouraged to communicate with management, auditors and technical consultants to keep themselves current with industry trends, market developments, and changes in legislation with management's assistance, and to attend related industry seminars and visit the Company's properties.

Board meetings include presentations by the Company's senior management in order to give the directors full insight into the Company's operations. Board members have full access to the Company's records. Directors attend conferences and seminars relevant to their particular expertise.

5.

Ethical Business Conduct

(a) Disclose whether or not the Board has adopted a written code for the directors, officers and employees. If the Board has adopted a written code:

(i) disclose how a person or company may obtain a copy of the code;

(ii) describe how the Board monitors compliance with its code, or if the Board does not monitor compliance, explain whether and how the Board satisfies itself regarding compliance with its code; and

The Board has adopted a Code of Business Conduct (the "Code"). All directors, management and employees must abide by the Code.

The Code is available under the Company's profile at www.sedarplus.ca and on the Company's website at www.westerncopperandgold.com.

The Board has instructed management to bring any breaches of the Code to the attention of the chair of the Board and the chair of the Audit Committee. Management and employees may report breaches in the Code confidentially and anonymously through the Company's whistleblower hotline. The Board keeps a record of departures from the Code as well as waivers requested and granted.

(iii) provide a cross reference to any material change report filed since the beginning of the issuer's most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

(b) Describe any steps the Board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

(c) Describe any other steps the Board takes to encourage and promote a culture of ethical business conduct.

There was no required material change report filed by the Company since the beginning of the most recently completed financial year pertaining to any conduct of a director or executive officer that constitutes a departure from the Code.

Activities which may give rise to conflicts of interest are prohibited unless specifically approved by the Board. Each director must disclose all actual or potential conflicts of interest to the Board and refrain from voting on all matters in which such director has a conflict of interest. In addition, if a conflict of interest arises, the director must excuse himself or herself from any discussion or decision on any matter in which the director is precluded from voting as a result of a conflict of interest.

All directors, officers, and employees are provided with a copy of the Code and are expected and required to adhere to the highest ethical standards.

The Company has adopted a Whistleblower Policy which allows its directors, officers, and employees who feel that a violation of the Code has occurred, or who have concerns regarding financial statement disclosure issues, accounting, or internal controls, to report such violation or concerns on a confidential and anonymous basis. Such reporting can be made by e-mail or telephone through an independent reporting agency used by the Company for this purpose. Once received, complaints are forwarded to the chair of the Audit Committee who then investigates each matter so reported and takes corrective and disciplinary action, if appropriate. Complaints may also be made internally.

6.

Nomination of Directors

(a) Describe the process by which the Board identifies new candidates for Board nomination.

(b) Disclose whether or not the Board has a nominating committee composed entirely of independent directors. If the Board does not have a nominating committee composed entirely of independent directors, describe what steps the Board takes to encourage an objective nomination process.

(c) If the Board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

The Board and the Corporate Governance and Nominating Committee identify potential Board candidates by determining the perceived needs of the Board and consulting with members of the Board and representatives of the mining industry for possible candidates that will meet the Board's requirements.

The members of the Corporate Governance and Nominating Committee are Michael Vitton (chair), Tara Christie and Klaus Zeitler, all of whom are independent directors.

The Corporate Governance and Nominating Committee is responsible for evaluating the effectiveness of the Company's corporate governance practices, assessing the effectiveness of the Board, and recommending changes to the Board, including with respect to its composition, as required.

7.

Compensation

(a) Describe the process by which the Board determines the compensation for the issuer's directors and officers.

(b) Disclose whether or not the Board has a compensation committee composed entirely of independent directors. If the Board does not have a compensation committee composed entirely of independent directors, describe what steps the Board takes to ensure an objective process for determining such compensation.

(c) If the Board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

The Board and the Compensation Committee determine compensation for the Company's directors and executive officers by relying on the Compensation Committee members' knowledge of compensation paid for directors and executive officers of companies of similar size and stage of development in the mineral exploration industry, and seeking an appropriate level of compensation that reflects the need to provide incentive and compensation for the time and effort expended by the directors and executive officers while taking into account the financial and other resources of the Company.

Further information regarding compensation paid to directors and executive officers is available in the Executive Compensation and Director Compensation sections of the management information circular to which this Schedule A is attached.

The members of the Compensation Committee are Klaus Zeitler (chair), Michael Vitton, and Bill Williams, all of whom are independent.

The Compensation Committee is appointed by the Board to assist the Board in fulfilling its responsibility to shareholders by reviewing and providing recommendations to the Board relating to human resource and compensation issues, including equity-based compensation and benefit plans.

8.	Other Board Committees If the Board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

The Board's standing committees consist of the Audit Committee, the Compensation Committee, and the Corporate Governance and Nominating Committee.

In August 2021, the Board formed a special committee (the "Special Committee") to consider strategic business matters. See "Director Compensation - Standard Compensation Arrangements" in the management information to which this Schedule A is attached for details regarding composition and compensation of members of the Special Committee and above under item 1(g) for the attendance record for the Special Committee.

9.

Assessments

Disclose whether or not the Board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the Board satisfies itself that the Board, its committees, and its individual directors are performing effectively.

The Board conducts informal annual assessments of the Board's effectiveness, including each of its committees and individual directors. As part of the assessments, the Board and its committees compare their performance to their role and responsibilities as set out in their respective mandate or charter. Assessment of individual directors is performed through informal discussion with the chair.

Each of the standing committees conducts an annual review and assessment of its performance, including compliance with its role and responsibilities as set out in its respective charter.

10.

Director Term Limits and Other Mechanisms of Board Renewal

Disclose whether or not the issuer has adopted term limits for the directors on its Board or other mechanisms of Board renewal and, if so, include a description of those director term limits or other mechanisms of Board renewal. If the issuer has not adopted director term limits or other mechanisms of Board renewal, disclose why it has not done so.

The Company has not adopted term limits for its directors or other mechanisms for Board renewal. The Corporate Governance and Nominating Committee, on an annual basis, reviews and assesses the effectiveness of the Board as a whole, taking into account its size and composition, its committees, the competencies and skills of the directors, and other matters that it considers relevant.

The Corporate Governance and Nominating Committee has considered whether to propose that the Board adopt term limits for directors and has determined not to do so after consideration of a number of factors, including: the significant advantages associated with the continued involvement of long-serving directors who have gained a deep understanding of the Company's projects, operations and objectives during their tenure; the experience, corporate memory and perspective of such directors; the competencies and skills that the existing directors possess; and the current circumstances and needs of the Company.

11.

Policies Regarding the Representation of Women on the Board

Disclose whether the issuer has adopted a written policy relating to the identification and nomination of women directors. If the issuer has not adopted such a policy, disclose why it has not done so.

While the Company has not adopted a written policy relating to the identification and nomination of women directors, the Board has made proactive efforts to increase gender diversity, including the appointment of Tara Christie on April 3, 2019.

The Board recognizes that embracing diversity and inclusiveness is beneficial to creating a culture of openness to diverse points of view and opinions, it also believes that the interests of the Company would be better served by ensuring that new directors are identified and selected from the widest possible group of potential candidates. A formalized written diversity policy governing the identification and selection of potential candidates may unduly restrict the Board's ability to select the best candidate.

12.

Consideration of the Representation of Women in the Director Identification and Selection Process

Disclose whether and, if so, how the Board or nominating committee considers the level of representation of women on the Board in identifying and nominating candidates for election or re-election to the Board. If the issuer does not consider the level of representation of women on the Board in identifying and nominating candidates for election or re-election to the Board, disclose the issuer's reasons for not doing so.

The Corporate Governance and Nominating Committee is responsible for considering and reviewing the criteria for selecting candidates for possible election to the Board in light of the Company's circumstances and needs. In making its recommendations to the Board, the Corporate Governance and Nominating Committee considers the competencies and skills that (a) the Board considers necessary for the Board as a whole; (b) the existing members of the Board possess; and (c) each new nominee would bring as well as whether or not the nominee can devote sufficient time and resources to his or her duties as a Board member.

Diversity (which includes diversity in gender, age, ethnicity and cultural background) is one of the factors considered in the Company's director identification and selection process.

13.

Consideration Given to the Representation of Women in Executive Officer Appointments

Disclose whether and, if so, how the issuer considers the level of representation of women in executive officer positions when making executive officer appointments. If the issuer does not consider the level of representation of women in executive officer positions when making executive officer appointments, disclose the issuer's reasons for not doing so.

The Company's views with respect to the representation of women in executive officer positions when making executive officer appointments is the same as its views on the representation of women in the director identification and selection process.

Although the level of representation of women in executive officer positions is not a major factor when making executive officer appointments, the Board has made significant considerations to increase gender diversity, including the appointment of Shena Shaw as VP, Environmental and Community Affairs on October 1, 2021.

14.

Issuer's Targets Regarding the Representation of Women on the Board and in Executive Officer Positions

(a) For purposes of this Item, a "target" means a number or percentage, or a range of numbers or percentages, adopted by the issuer of women on the issuer's Board or in executive officer positions of the issuer by a specific date.

(b) Disclose whether the issuer has adopted a target regarding women on the issuer's Board. If the issuer has not adopted a target, disclose why it has not done so.

(c) Disclose whether the issuer has adopted a target regarding women in executive officer positions of the issuer. If the issuer has not adopted a target, disclose why it has not done so.

(d) If the issuer has adopted a target referred to in either (b) or (c), disclose:

(i) the target, and

(ii) the annual and cumulative progress of the issuer in achieving the target.

The Company recognizes the benefits of a diversity of views on the Board, achieved through diversity of knowledge, skills, competencies, experience, race and gender, however, the Company has not adopted a target regarding women on the Board or in executive officer positions for the reasons set out in the sections above.

15.

Number of Women on the Board and in Executive Officer Positions

(a) Disclose the number and proportion (in percentage terms) of directors on the issuer's Board who are women.

(b) Disclose the number and proportion (in percentage terms) of executive officers of the issuer, including all major subsidiaries of the issuer, who are women.

The Board includes one woman director, representing 25% of the Board.

The Company has two women executive officers, Ms. Elena Spivak, appointed Corporate Secretary of the Company on May 1, 2019 and Ms. Shena Shaw appointed VP, Environmental and Community Affairs on October 1, 2021, representing 40% of the executive team.

SCHEDULE B
BOARD OF DIRECTORS MANDATE

A. INTRODUCTION AND PURPOSE

1. The Board of Directors' (the "Board") primary responsibility is to foster the long-term success of the Corporation as consistent with the Board's fiduciary responsibility to the shareholders to maximize shareholder value.

2. The Board of Directors has plenary power.  Any responsibility not delegated to management or a committee of the Board remains with the Board.  This mandate is prepared to assist the Board and management in clarifying responsibilities and ensuring effective communication between the Board and management.

B. COMPOSITION AND BOARD ORGANIZATION

1. The Board shall be composed of not fewer than three directors and not more than the maximum number of directors allowed by the articles of the Corporation.  The specific number of directors shall be set by the Board each year.  The majority of the directors shall be independent directors.

2. Nominees for directors are initially considered and recommended by the Corporate Governance and Nominating Committee of the Board.

3. The Board shall meet at least four times each year.  The Chair may call additional meetings as required.  In addition, a meeting may be called by the President or Chief Executive Officer ("CEO"), any member of the Board or as otherwise provided by law.

4. The independent directors will meet on a regularly scheduled basis at which non-independent directors and member of management are not in attendance [NP 58-201, s. 3.3].

5. The Board shall have the right to determine who shall and who shall not be present at any time during at Board meeting.  Members of senior management of the Corporation are expected to be available to attend the Board's meetings or portions thereof.

6. Certain of the responsibilities of the Board referred to herein may be delegated to committees of the Board.  The responsibility of those committees will be as set forth in their charters, as approved by the Board and amended from time to time.

C. DUTIES AND RESPONSIBILITIES

Managing the Affairs of the Board

1. The Board operates by delegating certain of its authorities to management and by reserving certain powers to itself.  Certain of the legal obligations of the Board are described in detail in Section D.  Subject to these legal obligations and to the Articles and By-laws of the Corporation, the Board retains the responsibility for managing its own affairs, including:

a. Planning its composition and size [NP 58-201, s. 3.12];

b. Nominating candidates for election to the Board;

c. Appointing committees and approving their respective charters and the limits of authority delegated to each committee;

d. Determining director compensation

e. Approving and directing the implementation of corporate governance practices and procedures aimed at having independent, informed oversight by Board members of management and management's conduct of the business of the Corporation and its subsidiaries, including the approval of the mandate for the Board and its committees [NP 58-201, s. 3.4(g)];

f. Assessing the effectiveness of the Board, committees and directors in fulfilling their responsibilities [NP 58-201, s. 3.18].

Management and Human Resources

2. The Board has the responsibility for:

a. The appointment and succession of the CEO and monitoring CEO performance, approving CEO compensation and providing advice and counsel to the CEO in the execution of the CEO's duties [NP58-201, s. 3.4(d)];

b. Approving a position description for the CEO [NP58-201, s. 3.5];

c. Reviewing CEO performance at least annually, against agreed-upon objectives;

d. Monitoring compliance with the Corporations' Code of Business Conduct, including the granting of waivers for the benefit of directors or officers of the Corporation [NP 58-201, s. 3.9];

e. To the extent possible, satisfying itself as to the integrity of the CEO and other executive officers and that the CEO and other executive officers evoke a culture of integrity throughout the organization [NP58-201, s. 3.4(a)];

f. Approving decisions relating to senior management, including the:

i) Appointment and discharge of officers of the Corporation and members of the senior leadership team;

ii) Acceptance by the executive officers of outside directorships or trusteeships on public and private companies or entities (other than not-for-profit organizations);

iii) Annual Corporation performance objective utilized in determining incentive compensation or other awards to officers; and

iv) Employment contracts, termination and other special arrangements with executive officers, or other employee groups if such action is likely to have a subsequent material impact on the Corporation or its basic human resource and compensation policies.

g. Taking all reasonable steps to ensure succession planning programs are in place, including programs to train and develop management [NP58-201, s. 3.4(d)];

h. Approving certain matters relating to employees, as applicable, including:

i) the annual salary policy/program for employees;

ii) new benefit programs or changes to existing programs that would create a change in cost to the Corporation annually; and

iii) Material benefits granted to retiring employees outside of benefits received under approved benefit programs.

Strategy and Plans

3. The Board has the responsibility to:

a. Adopt a strategic planning process and, at least annually, approve the Corporation's strategic plan which takes into account, among other things, the opportunities, risks and ethics of the business [NP58-201, s. 3.4(b)];

b. Approve capital and expenditure budgets and related operating plans;

c. Approve financial and operating objectives used in determining compensation;

d. Approve material divestitures and acquisitions; and

e. Monitor management's achievements in implementing the Corporation's strategies and objectives, in light of changing circumstances.

Financial and Corporate Issues

4. The Board has the responsibility to:

a. Take reasonable steps to ensure the implementation and integrity of the Corporation's internal control and management information systems [NP58-201, s. 3.4(f)];

b. Monitor operational and financial results;

c. Review and approve the annual financial statements and management's discussion and analysis for the Corporation;

d. Review and approve the unaudited interim financial statements and management's discussion and analysis for the Corporation, if such task has not been delegated to the Audit Committee;

e. Approve the disclosure included in the Management Proxy Circular, information circular, Annual Information Form and documents incorporated by reference therein;

f. Declare dividends to shareholders, if applicable;

g. Approve financings , changes in authorized capital, issue and repurchase of securities, issue of debt securities, listing of shares and other securities, issue of commercial paper, and related prospectuses and trust indentures;

h. Recommend appointment of external auditors;

i. Approve banking resolutions and significant changes in banking relationships;

j. Approve appointments, or material changes in relationships with corporate trustees;

k. Approve contracts, leases and other arrangements or commitments that may have a material impact on the Corporation;

l. Approve spending authority guidelines; and

m. Approve the commencement or settlement of litigation that may have a material impact on the Corporation.

Business and Risk Management

5. The Board has the responsibility to:

a. Take all reasonable steps to ensure that management has identified the principal risks of the Corporation's business and implemented appropriate systems to manage these risks [NP58-201, s. 3.4(c)];

b. Receive, at least annually, reports from management on matters relating to, among others, ethical conduct and employee health and safety; and

c. Review insurance coverage of significant business risks and uncertainties.

Policies and Procedures

6. The Board has a responsibility to:

a. Monitor compliance with all significant policies and procedures by which the Corporation is operated; and

b. Review significant new corporate policies or material amendments to existing policies (including, for example, policies regarding business conduct, conflict of interest and the environment).

Compliance Reporting and Corporate Communications

7. The Board has the responsibility to:

a. Take all reasonable steps to ensure the Corporation has in place effective communication processes with shareholders and other stakeholders and financial, regulatory and other recipients [NP58-201, s. 3.4(e) and (i)];

b. Approve interaction with shareholders on all items requiring shareholder approval;

c. Take all reasonable steps to ensure that the financial performance of the Corporation is adequately reported to shareholders, other securities holders and regulators on a timely and regular basis;

d. Take all reasonable steps to ensure that financial results are reported fairly and in accordance with generally accepted accounting principles; and

e. Report annually to shareholders on the Board's stewardship for the preceding year.

Orientation and Continuing Education

8. The Board has the responsibility to:

a. Ensure that all new directors receive a comprehensive orientation respecting the nature and operation of the Corporation's business as well as the role of the Board and its committees and the contribution which individual directors are expected to make [NP58-201, s. 3.6];

b. Ensure that directors are provided with continuing education opportunities so that directors may maintain or enhance their skills and abilities as directors as well as ensure that their knowledge and understanding of the Corporation's business remains current [NP58-201, s. 3.7];

D. GENERAL LEGAL OBLIGATIONS OF THE BOARD OF DIRECTORS

1. The Board is responsible for

a. Directing management to ensure legal requirements have been met and documents and records have been properly prepared, approved and maintained;

b. Approving changes in the By-laws and Articles of incorporation, and any matters requiring shareholder approval and agendas for shareholder meetings;

c. Approving the Corporation's legal structure and vision statement;

d. Taking all reasonable steps to ensure compliance with all material legal requirements applicable to the Corporation, including, but without limitation, corporate and securities law; and

e. Performing such functions as it reserves to itself or which cannot, by law, be delegated to Committees or the Board or to management.

E. EXPECTATIONS OF THE BOARD OF DIRECTORS

1. Each Board member is expected to:

a. Allow sufficient time to review meeting materials;

b. Be prepared for Board meetings;

c. Attend most, if not all, Board meetings and applicable meetings of committees of the Board;

d. Be a team member during important periods in the Corporation's growth and transition;

e. Respect and adhere to the Corporation's Code of Conduct and promote its corporate values including innovation, entrepreneurship, respect for others, risk-taking and being a team player;

f. Have a deep interest in the Corporation's business and demonstrate business savvy;

g. Be clearly aligned with and represent and protect the interest of all shareholders;

h. Have prudent financial judgment at all times;

i. Devote time to the position, both inside and outside the boardroom;

j. Set aside his or her personal agenda and diligently seek to improve his or her own effectiveness through consideration for others on the Board, management, employees and associated business community;

k. Be compatible but forthright and speak up regarding management's assumptions;

l. Aspire to be admired by fellow directors for courage, integrity, and consensus building skills;

m. Serve to improve overall Board performance by assisting to identify critical success indicators and create measurement tools; and

n. Invest in the Corporation as designated by the Board.

F. REVIEW

The Board will review these terms of reference at least annually or, where circumstances warrant, at such shorter interval as is necessary, to determine if further additions, deletions or other amendments are required.